2007 ANNUAL REPORT

STERLING BANKS, INC.



Navigating the Future



STERLING BANKS, INC.

LETTER TO THE SHAREHOLDERS

March 2008

2007 was a year of significant expansion and dramatic change for Sterling Bank. We transitioned through the formation of Sterling Banks, Inc., a bank holding company, organized under the New Jersey Business Corporation Act, and successfully completed the initial phase of Securities and Exchange Commission (SEC) oversight and reporting. This change occurred in conjunction with the acquisition of Farnsworth Bancorp, a long term participant in the Northern Burlington County marketplace, which is adjacent to the primary operating area of Sterling Bank.

The enhancement of market positioning was the underlying purpose of this strategic combination. Our primary mission, once the governmental and banking agency approvals were gained, was to structure and complete a smooth conversion of the newly affiliated depositors and borrowers to the Sterling Bank systems and approach. The variances between a savings bank, or thrift, and a commercial bank, are many and varied, and the challenges were significant, particularly considering the first time nature of these complex undertakings by the Sterling management team.

The result is a locally focused organization which serves the Southern New Jersey Counties of Burlington and Camden through eleven retail locations. At year end 2007, total assets amounted to $410.5 million, an increase of 22% over total assets of $337.2 million as of December 31, 2006. Year end loans totaled $312.2 million, a 27% increase over loans of $244.9 million as of December 31, 2006. Deposits stood at $349.0 million as of December 31, 2007, increasing by 18% over total deposits of $295.3 million as of year end 2006.

This progress results from expansion initiatives that started in May 2005 when Sterling Bank completed a public offering of common stock, for the purpose of supporting future growth and expansion. From then, Sterling Bank opened a newly constructed retail facility in Voorhees Township, NJ, in November 2005; formed Sterling Banks, Inc., and acquired Farnsworth Bancorp, Inc., and its' primary operating subsidiary, Peoples Savings Bank, completing the purchase on March 16, 2007. Sterling then completed this phase of expansion in June 2007, by opening a newly constructed retail branch in Delran, NJ. Taken together, these steps provided the basis for the substantial transition of Sterling Bank to the current size and structure.

The backdrop for these activities has been a period of increasing media focus on the financial services sector targeting lending practices in particular. The challenge of the industry wide narrowing of interest margins through an extended period of an inverted yield curve, has been further complicated by a disruption in the residential mortgage industry, and a general decline of credit quality levels throughout the banking system. National monetary policy makers have shifted gears, and are again reducing rates in response to a sense of impending economic turmoil.

Emerging from this period of change and challenge is a stronger Sterling Bank that is both able and anxious to serve our broadened marketplace, and excited about the prospects.

We wish to express our thanks and appreciation to each of you for your consistent support, encouragement, and loyalty. Thank You.

Sincerely,



A. Theodore Eckenhoff
Chairman of the Board



Robert H. King
President, Chief Executive Officer

FINANCIAL OVERVIEW


STERLING BANKS, INC.
TOTAL ASSETS
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
(in Millions)
$134
$162
$190
$219
$252
$351
$337
$410
2000
2001
2002
2003
2004
2005
2006
2007


STERLING BANKS, INC.
TOTAL LOANS
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
(in Millions)
$85
$123
$140
$153
$206
$266
$245
$312
2000
2001
2002
2003
2004
2005
2006
2007


STERLING BANKS, INC.
TOTAL DEPOSITS
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
(in Millions)
$134
$162
$190
$219
$252
$300
$295
$349
2000
2001
2002
2003
2004
2005
2006
2007

STERLING BANKS, INC.

CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] Annual report pursuant to section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

-OR-

[ ] Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to ___________.

Commission File No. 333-133649

STERLING BANKS, INC.
(Name of Small Business Issuer in its Charter)

New Jersey	20-4647587
(State or other jurisdiction of incorporation or organization)	(I.R.S. E.I.N.)
3100 Route 38, Mount Laurel, New Jersey	08054
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code: (856) 273-5900

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $2.00 per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO __

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): YES__ NO X

State registrant's revenues for its most recent fiscal year: $26,744,000.

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the sale price of the registrant's Common Stock as of March 14, 2008, was $29,933,172 ($5.90 per share times 5,073,419 shares of Common Stock held by non-affiliates).

As of March 14, 2008, there were 5,843,362 outstanding shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement to Shareholders for the 2008 Annual Meeting of Shareholders. (Part III)

Transitional Small Business Disclosure Format (check one): YES ___ NO X

PART I

Forward-Looking Statements

Sterling Banks, Inc. (the "Company") may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-KSB and the exhibits hereto), in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; the effect that maintaining regulatory capital requirements could have on the growth and earnings of the Company; inflation; changes in interest rates; changes in loan portfolio quality; changes in the rate of deposit withdrawals; changes in the volume of loan refinancings; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; the impact of additional costs incurred by the Company in connection with the merger; the ability of the management of the Company to achieve the anticipated benefits of the merger; and the success of the Company at managing the risks resulting from these factors.

The Company cautions that the above-listed factors are not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Item 1. Description of Business.

General

The Company is a bank holding company headquartered in Burlington County, New Jersey, with assets of $410.5 million as of December 31, 2007. Our main office is located in Mount Laurel, New Jersey with ten other Community Banking Centers located in Burlington and Camden Counties, New Jersey. We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. We believe that understanding the character and nature of the local communities that it serves, and having first-hand knowledge of customers and their needs for financial services enable it to compete effectively and efficiently. All references to "we," "us," "our," and "ours" and similar terms in this report refers to the Company and its subsidiaries, collectively, except where the context otherwise requires.

Our growth and the strength of our asset quality result from our implementation of a carefully developed strategic planning process that provides the basis for our activities and direction. We are guided by a series of important principles that provides the focus from which we continue to effectively and systematically expand our operations. These principles include: attracting core deposits; developing a cohesive branch network; maintaining a community focus; emphasizing local loan generation; providing attentive and highly-personalized service; vigorously controlling and monitoring asset quality; and attracting and empowering highly-experienced personnel.

The Company is the successor to Sterling Bank (the "Bank") pursuant to the Plan of Reorganization by and between the Company and the Bank that was completed on March 16, 2007, whereby the Bank became a wholly-owned subsidiary of the Company. Additionally, on March 16, 2007, the Bank, the Company and Farnsworth Bancorp, Inc. ("Farnsworth") completed the merger (the "Merger") in which Farnsworth merged with and into the Company, with the Company as the surviving corporation. Subsequent to the Merger, Peoples Savings Bank, a wholly-owned subsidiary of Farnsworth, was merged with and into the Bank, with the Bank as the surviving Bank. As a result of merger of Peoples Savings Bank, the Bank acquired four new branches. The Merger and the transactions associated with the Merger have provided the basis for the substantial transition of the Company to its current size and structure.

Emphasizing Core Deposit Generation. We seek to attract core deposits as the starting point of a relationship development process. We generally do not pay above-market rates on deposits. We endeavor to attract loyal depositors by offering fairly priced financial services, convenient banking hours and a relationship-focused approach. We believe that our growth is driven by our ability to generate stable core deposits that in turn are used to fund local, quality loans. Our approach contrasts with that of some banks, where a priority on loan generation drives a need to obtain sources of funds. Our approach and philosophy allows management to have more control in managing both our net interest margin and the quality of our loan portfolio.

Development of the Branch Network. We have achieved our growth by expanding our branch presence into markets we have identified as growth opportunities. We began a period of facility expansion in September 1996 with the opening of our second branch in Cherry Hill, New Jersey. This was followed by the opening of new branches in Mount Laurel (November 1997), Southampton Township-Vincentown (December 1998), Maple Shade (May 1999), Medford (May 2000), Voorhees (November 2005), and Delran (June 2007). In addition, as a result of the Merger, we have acquired three branches in Bordentown, Florence and Evesham Township-Marlton (March 2007). Each of these full-service Community Banking Centers is carefully positioned to deliver competitively priced and personalized products and services over expanded banking hours during both traditional and non-traditional hours of availability. We are continuing to plan the development of a cohesive network of community-focused branches. We are actively evaluating a number of additional sites for the establishment of new branches, but we have no definitive plans to open any branches in the near future.

Maintaining a Community Focus. Sterling offers a wide array of banking products and services specifically designed for the consumer and the small to medium-sized business, informed and friendly professional staff, expanded operating hours, consistently-applied credit policies, and local and timely decision making.

Our market area has a concentration of national and regional financial institutions that have increasingly focused on large corporate customers and standardized loan and deposit products. We believe that many customers of these financial institutions are dissatisfied. As a result, we believe that there exists a significant opportunity to attract and retain those customers dissatisfied with their current banking relationship.

Emphasizing Local Loan Generation. Our management team's depth of experience in commercial lending has been an important factor in our efforts to increase our lending to consumers and small to medium-sized businesses in the southern New Jersey region. The Company generates substantially all of its loans in its immediate market area. Our knowledge of our market has enabled us to identify niche markets that are similar to those in which we currently operate. For example, we have formed two specific groups: the Specialized Lending and the Private Banking Group. The Specialized Lending Group focuses on construction loans. Our Private Banking Group targets wealthy individuals and families in our markets and offers flexible, responsive service.

Providing Attentive and Personalized Service. We believe that a very attractive niche exists serving consumers and small to medium-sized businesses that, in our management's view, are not adequately served by larger competitors. We believe that this segment of the market responds very positively to the attentive and highly personalized service that we provide.

Vigorous Control of Asset Quality. We have maintained high overall credit quality through the establishment and consistent observance of prudent lending policies and practices. In addition, senior management and the Board of Directors are actively involved in the loan development and approval process.

Experienced Personnel. The members of our executive management have an average of 32 years of banking experience in providing quality service to consumers and businesses in the southern New Jersey region.

In addition, all of our executive officers have experience with larger institutions and have chosen to affiliate with a community-oriented organization serving consumers and small to medium-sized businesses. Our ability to meet market service expectations with skilled locally based and experienced staff has significantly enhanced the market acceptance of our service-centered approach.

Lending Activities

Loan Portfolio

General. We engage in a variety of lending activities, which are primarily categorized as commercial and consumer lending. Commercial lending (consisting of commercial real estate, commercial business, construction and other commercial lending) is currently our main lending focus. Sources to fund loans are derived primarily from deposits.

We generate substantially all of our loans in the State of New Jersey, with a significant portion in Burlington and Camden Counties. At December 31, 2007, our loan portfolio totaled approximately $312.2 million, excluding loans held for sale.

At December 31, 2007, our lending limit to one borrower under applicable regulations was approximately $7.6 million, or approximately 15% of capital funds.

Loans are generated through marketing efforts, our present customers, walk-in customers and referrals. We have been able to maintain a high overall credit quality through the establishment and observance of prudent lending policies and practices and sound management. We have established a written loan policy for each category of loans. These loan policies have been adopted by the Board of Directors and are reviewed annually. All loans to directors (and their affiliates) must be approved by the Board of Directors in accordance with federal law.

In managing the growth of our loan portfolio, we have focused on: (i) the application of prudent underwriting criteria; (ii) active involvement by senior management and the Board of Directors in the loan approval process; (iii) monitoring of loans to ensure that repayments are made in a timely manner and to identify potential problem loans; and (iv) review of select aspects of our loan portfolio by independent consultants.

Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of the Company's loan portfolio, excluding net deferred fees, by type of loan at the dates indicated. The change in the mix below between 2006 and 2007 is a direct result of the Merger.

	At December 31,			
	2007		2006	
Type of Loans:	Amount	Percent	Amount	Percent
Commercial	$ 196,370,000	62.8 %	$ 167,790,000	69.1 %
Residential Mortgage	61,779,000	19.8	27,643,000	11.4
Consumer	54,429,000	17.4	47,426,000	19.5
Total	$ 312,578,000	100.0 %	$ 242,859,000	100.0 %

Loan Maturity. The following table sets forth the contractual maturity of the Company's loan portfolio at December 31, 2007. The table does not include prepayments or scheduled principal repayments.

	Due within 1 year	Due after 1 through 5 years	Due after 5 years	Total
Commercial	$ 98,286,000	$ 24,023,000	$ 74,061,000	$196,370,000
Residential Mortgage	848,000	8,462,000	52,469,000	61,779,000
Consumer	1,054,000	2,749,000	50,626,000	54,429,000
Total amount due	$100,188,000	$ 35,234,000	$177,156,000	$312,578,000

The following table sets forth the dollar amount of all loans due after December 31, 2007, which have predetermined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$ 133,451,000	$ 62,919,000	$196,370,000
Residential Mortgage	48,817,000	12,962,000	61,779,000
Consumer	53,985,000	444,000	54,429,000
Total	$ 236,253,000	$ 76,325,000	$312,578,000

Commercial Loans

Our commercial loan portfolio consists primarily of commercial business loans to small and medium-sized businesses and individuals for business purposes and commercial real estate loans and construction loans. Commercial loans that exceed established lending limits are accomplished through participations with other local commercial banks.

We have established written underwriting guidelines for commercial loans. In granting commercial loans, we look primarily to the borrowers' cash flow as the principal source of loan repayment. Collateral and personal guarantees may be secondary sources of repayment. A credit report and/or Dun & Bradstreet report is typically obtained on all prospective borrowers, and a real estate appraisal is required on all commercial real estate loans. Generally, the maximum loan-to-value ratio on commercial real estate loans is 75%. All appraisals are performed by a state licensed or certified, independent appraiser. We typically require the personal guarantees of the principals of the entities to whom we lend.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Construction loans involve additional risks because loan funds are advanced based on the security of the project under construction. The majority of these loans are to fund single family residential construction projects which have permanent financing provided by other financial institutions. We seek to minimize these risks through underwriting guidelines. There can be no assurances, however, that we will be successful in our efforts to minimize these risks.

Commercial Real Estate Loans. Commercial real estate loans are made for the acquisition of new property or the refinancing of existing property. These loans are typically related to commercial business loans and secured by the underlying real estate used in these businesses or real property of the principal. These loans are offered on a fixed or variable rate basis with 3 to 5 year maturity and a 15 to 20 year amortization schedule.

Construction Loans. Construction loans are made on a short-term basis for both residential and non-residential properties and are secured by land and improvements. Construction loans are usually for a term of 6 to 12 months.

Commercial Business Loans. Commercial business loans are usually made to finance the purchase of inventory, new or used equipment, or to provide short-term working capital. Generally, these loans are secured, but these loans are sometimes granted on an unsecured basis. To further enhance our security position, we generally require personal guarantees of principal owners. These loans are made on both a line of credit basis and on a fixed-term basis ranging from one to five years in duration.

Residential Mortgage Loans

Our residential mortgage loan portfolio consists of home equity lines of credit and loans, and primary and first lien residential mortgages. We generate substantially all of our residential mortgage loans in our market area and maintain strict underwriting guidelines throughout the residential mortgage portfolio.

Consumer Loans

We offer a full range of consumer loans. Consumer loans consist of automobile loans, boat loans, mobile home loans, personal loans, and overdraft protection.

Investment Portfolio

Our investment portfolio consists primarily of U.S. Government securities, mortgage-backed securities, and municipal securities. Government regulations limit the type and quality of instruments in which we may invest our funds.

We have established a written investment policy, which is reviewed annually. The investment policy identifies investment criteria and states specific objectives in terms of risk, interest rate sensitivity and liquidity. We emphasize the quality, term and marketability of the securities acquired for our investment portfolio.

We conduct our asset liability management through consultation with members of the Board of Directors, senior management and outside financial advisors. We have an Investment Committee, which is composed of certain members of the Board of Directors. The Investment Committee can propose changes to the investment policy to be approved by the Board of Directors, which changes may be adopted without a vote of shareholders. This Investment Committee, in consultation with the Asset/Liability Management Committee, is responsible for the review of interest rate risk and evaluates future liquidity needs over various time periods. In this capacity, the Investment Committee is responsible for monitoring our investment portfolio and ensuring that investments comply with our investment policy. The Investment Committee may from time to time consult with investment advisors. Our President and another senior executive officer may purchase or sell securities for the Company's portfolio in accordance with the guidelines of the Investment Committee. The Board of Directors reviews our investment portfolio on a quarterly basis.

Sources of Funds

Deposits and Other Sources of Funds. Deposits are the primary source of funds used by us in lending and other general business purposes. In addition to deposits, we may derive additional funds from principal repayments on loans, the sale of loans and investment securities, and borrowings from other financial institutions or the Federal Home Loan Bank of New York ("FHLB"), which functions as a credit facility for member institutions within its assigned region. Loan amortization payments have historically been a relatively predictable source of funds. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition.

Our deposits consist of checking accounts, regular savings accounts, money market accounts and certificates of deposit. We also offer Individual Retirement Accounts ("IRAs"). Deposits are obtained from individuals, partnerships, corporations and unincorporated businesses in our market area. We attempt to control the flow of deposits primarily by pricing our accounts to remain generally competitive with other financial institutions in our market area, although we do not necessarily seek to match the highest rates paid by competing institutions.

Borrowings. Deposits are the primary source of funds for the Company's lending and investment activities as well as for general business purposes; however, should the need arise, the Company may access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Company maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. In addition, the Company had advances totaling $10.5 million from the FHLB as of December 31, 2007 with $9.5 million maturing in 30 days or less at floating rates and $1.0 maturing in less than two years with a fixed rate of 4.06% and which cannot be prepaid without penalty.

On May 1, 2007, Sterling Banks Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company (the "Trust"), issued $6.2 million of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly after five years at the three month LIBOR plus 1.70% and was 6.744% as of December 31, 2007. The Trust purchased $6.2 million of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after May 1, 2012 at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier I Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on May 1, 2037. Proceeds of approximately $4.5 million were contributed to paid-in capital of the Bank. The remaining $1.5 million was retained at the Company for future use.

The following table sets forth information regarding the Company's borrowed funds:

	At December 31,	
	2007	2006
Amount outstanding at year end	$16,500,000	$ 5,885,000
Weighted average interest rate at year end	5.0 %	3.5 %
Maximum outstanding at any month end	$16,500,000	$14,835,000
Average outstanding	$ 6,202,000	$12,247,000
Weighted average interest rate during the year	5.9 %	3.4 %

Competition

We experience substantial competition in attracting and retaining deposits and in making loans. In attracting depositors and borrowers, we compete with commercial banks, savings banks, and savings and loan associations, as well as regional and national insurance companies, regulated small loan companies, local credit unions, regional and national issuers of money market funds and corporate and government borrowers. The principal market presently served by us has approximately 80 offices of other financial institutions. In New Jersey generally, and in our Burlington and Camden County market specifically, large commercial banks, as well as savings banks and savings and loan associations, hold a dominant market share. By virtue of their larger capital and asset size, many such institutions have substantially greater lending limits and other resources than we have and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers). In addition, many such institutions are empowered to offer a wider range of services, including international banking and trust services.

In addition to having established deposit bases and loan portfolios, these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable.

Although we face competition for deposits from other financial institutions, management believes that we have been able to compete effectively for deposits because of our image as a community-oriented bank, providing a high level of personal service as well as an attractive array of deposit programs. We have emphasized personalized banking services and the advantage of local decision-making in our banking business, and management believes that this emphasis has been well received by consumers and businesses in our market area.

Although we face competition for loans from mortgage banking companies, savings banks, savings and loan associations, other commercial banks, insurance companies, consumer loan companies, credit unions, and other institutional and private lenders, management believes that our image in the community as a local bank that provides a high level of personal service and direct access to senior management gives us a competitive advantage. Factors that affect competition include the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels and the quality of service.

Regulation

General. Sterling Banks, Inc. is a bank holding company incorporated under the laws of the State of New Jersey on February 28, 2006 for the sole purpose of becoming the holding company of Sterling Bank. At the 2006 Annual Meeting of Shareholders held on December 12, 2006, shareholders of the Bank approved a proposal to reorganize the Bank into the holding company form of organization in accordance with a Plan of Acquisition. The Company recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of March 16, 2007, the effective date of the reorganization.

Sterling Bank is a commercial bank, which commenced operations on December 7, 1990. The Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has eleven other full service branches. The Bank's primary deposit products are checking, savings and term certificate accounts, and its primary loan products are consumer, residential mortgage and commercial loans.

Insurance of Deposits. Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from zero to 27 basis points. Our deposit insurance premium has been assessed at ten basis points of deposits.

Restrictions on Dividends. Because the Company has substantially no assets other than the stock of the Bank, cash dividend payments to our shareholders are primarily limited to the Bank's ability to pay dividends to the Company. Dividends by the Bank are subject to the New Jersey Banking Act of 1948 (the "Banking Act"), the Federal Reserve Act, and the Federal Deposit Insurance Act (the "FDIA"). Under the Banking Act, no dividends may be paid if after such payment the Bank's surplus (generally, additional paid-in capital plus retained earnings) would be less than 50% of the Bank's capital stock. Under Federal Reserve Board regulations, without prior approval of the Federal Reserve Board, we cannot pay dividends that exceed our net income from the current year and the preceding two years and, in any event, cannot pay any dividends if we have an accumulated deficit. Under the FDIA, no dividends may be paid by an insured bank if the bank is in arrears in the payment of any insurance assessment due to the FDIC.

As discussed below, state and federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by banks. Adherence to such standards further limits our ability to pay dividends to our shareholders.

In 2007, we paid three cash dividends of $0.03 per share. In 2006, we paid four quarterly cash dividends of $0.03 per share. The Company did not pay a cash dividend in the fourth quarter of 2007 and there is no assurance that the Company will resume paying cash dividends in the future. Our future dividend policy is subject to the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable dividend limitations. Further, the Company's ability to pay cash dividends to shareholders will depend largely on the Bank's ability to pay dividends to the Company. We have distributed a 5% stock dividend, accounted for as a stock split, each year during the period from 1997 through 2002 and from 2004 through 2006. In 2007, we distributed a 21 for 20 stock split, effected in the form of a 5% common stock dividend. We may consider declaring additional stock splits in the future; however, we have not yet made any determination whether to declare or distribute additional stock splits.

Capital Adequacy Guidelines. The Federal Reserve Board has adopted risk based capital guidelines for member banks such as us. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total risk based capital is required to be "Tier I capital," consisting principally of common shareholders' equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder ("Tier II capital") may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the allowance for loan losses.

In addition to the risk-based capital guidelines, the Federal Reserve Board has established minimum leverage ratio (Tier I capital to average total assets) guidelines for member banks. These guidelines provide for a minimum leverage ratio of 3% for those member banks, which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other member banks are required to maintain a leverage ratio of at least 1 to 2% above the 3% stated minimum. We are in compliance with these guidelines.

Prompt Corrective Action. Under the Federal Deposit Insurance Act, the federal banking agencies possess broad powers to take "prompt corrective action" as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends upon whether the institution in question is considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Generally, the smaller an institution's capital base in relation to its total assets, the greater the scope and severity of the agencies' powers. Business activities may also be influenced by an institution's capital classification. At December 31, 2007, we exceeded the required ratios for classification as "well capitalized." For additional discussion of capital requirements, we refer you to Note 14, Regulatory Matters of the Notes to our Consolidated Financial Statements.

Community Investment and Consumer Protection Laws. In connection with our lending activities, we are subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the federal Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Community Reinvestment Act ("CRA").

The CRA requires insured institutions to define the communities that they serve, identify the credit needs of those communities and adopt and implement a "CRA Statement" pursuant to which they offer credit products and take other actions that respond to the credit needs of the community. The responsible federal banking regulator must conduct regular CRA examinations. We are in compliance with applicable CRA requirements.

Holding Company Regulation. The Company is subject to the provisions of the Bank Holding Company Act and to supervision by the FRB and by the New Jersey Department of Banking. The Bank Holding Company Act requires the Company to secure the prior approval of the FRB before it owns or controls, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

A bank holding company is also prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making this determination, the FRB considers whether the performance of these activities by a bank holding company would offer benefits to the public that outweigh possible adverse effects.

As a bank holding company, the Company is required to register as such with the FRB, and is required to file with the FRB an annual report and any additional information as the FRB may require pursuant to the Bank Holding Company Act. The FRB may also conduct examinations of the Company and any or all of its subsidiaries. Further, under the Bank Holding Company Act and the FRB's Regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called anti-tie-in provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the Bank, to the Company or to any other subsidiary of the Company or on the condition that the customer not obtain other credit or service from a competitor of the Bank, to the Company or to any other subsidiary of the Company.

In 1999, legislation was enacted that allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act ("GLB Act"), a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (1) financial in nature, (2) incidental to any such financial activity, or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLB Act makes significant changes in the U.S. banking law, principally by repealing the restrictive provisions of the 1933 Glass-Steagall Act. The GLB Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB under section 4(c)(8) of the Bank Holding Company Act. The GLB Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act. The Company may elect to become a financial holding company but has not done so as of December 31, 2007.

USA PATRIOT Act. The USA PATRIOT Act of 2001, which was recently renewed, establishes a wide variety of new and enhanced ways of combating terrorism, including amending the Bank Secrecy Act to provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes. Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign "shell" banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions must follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has significantly increased our legal and financial and accounting costs, and we expect these increased costs to continue. In addition, compliance with the requirements has taken a significant amount of management's and the Board of Directors' time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-KSB that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. Under the SEC's current rules, we must comply with this requirement beginning with this annual report. In addition, beginning with our 2009 fiscal year, the independent registered public accounting firm auditing the Company's financial statements must attest to and report on the effectiveness of the Company's internal control over financial reporting, although proposals to exempt companies of our size are being discussed. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated by us. If we are ever unable to conclude that we have effective internal control over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Employees. As of December 31, 2007, we had 116 full-time and 25 part-time employees. Our employees are not represented by a collective bargaining agent. We believe the relationship with our employees to be good.

Item 2. Description of Property.

(a) Location and Condition of Property.

The Company currently operates 11 bank branches; 6 are owned and 5 are leased. Our principal office in Mount Laurel, New Jersey, consisting of 10,500 square feet, is leased. The lease expires on December 31, 2015 with renewal options available through December 31, 2035. A second branch office is leased in Medford, New Jersey consisting of 3,000 square feet. The Medford lease expires on May 31, 2025 with renewal options available through May 31, 2035. A third branch office is leased in Voorhees, New Jersey consisting of 3,000 square feet. The Voorhees lease expires on November 30, 2020 with renewal options available through November 30, 2045. A fourth branch office is leased in Marlton, New Jersey consisting of 2,200 square feet. The Marlton lease expires on November 30, 2012 with renewal options available through November 30, 2022. A fifth branch office is leased in Delran, New Jersey consisting of 3,000 square feet. The Delran lease expires on June 30, 2027 with renewal options available through June 30, 2047. In addition, we own branch offices located in Cherry Hill, Mount Laurel, Vincentown, Maple Shade, Bordentown and Florence, New Jersey containing 3,000, 7,200, 6,400, 3,300, 7,900 and 1,000 square feet, respectively.

We also lease an administrative office in Mount Laurel, New Jersey consisting of 8,100 square feet. This lease will expire on July 31, 2008.

Management considers the physical condition of all offices and branches to be good and adequate for the conduct of the Company's business.

(b) Investment Policies.

See "Item 1. Business" above for a general description of the Company's investment policies. The Company's investments are primarily acquired to produce income, and to a lesser extent, possible capital gain. The Company's investment policies may be changed by the Investment Committee and/or the Board of Directors, without shareholder approval.

(1) **Investments in Real Estate or Interests in Real Estate.** See Item 2(a), "Location and Condition of Property," above, and Note 9, "Bank Premises and Equipment," to the Notes to Consolidated Financial Statements in the consolidated financial statements appearing in the exhibits of this Annual Report.

(2) **Investments in Real Estate Mortgages.** The Company receives real estate mortgages in the ordinary course of its lending activities; the Company services those mortgages that it holds. See Item 1, "Description of Business - Lending Activities."

(3) **Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities.** With the exception of purchases of mortgage-backed securities issued by the U.S. government-sponsored enterprises, the Company does not invest in securities of or interest in persons primarily engaged in real estate activities. See Item 1, "Description of Business – Investment Portfolio," and Note 4, "Investment Securities," to the Notes to Consolidated Financial Statements in the consolidated financial statements appearing in the exhibits of this Annual Report.

(c) **Description of Real Estate and Operating Data.**

See information set forth above in Item 2(a), "Location and Condition of Property," above, and in Note 9, "Bank Premises and Equipment," to the Notes to Consolidated Financial Statements in the consolidated financial statements appearing in the exhibits of this Annual Report. In management's view, the Company's properties are adequately covered by insurance.

Item 3. Legal Proceedings.

The Company, from time to time, is a party to routine litigation that arises in the normal course of business. Management does not believe the resolution of this litigation, if any, would have a material adverse effect on the Company's financial condition or results of operations. However, the ultimate outcome of any such matter, as with litigation generally, is inherently uncertain and it is possible that some of these matters may be resolved adversely to the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the shareholders of the Company during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

The following table shows the stock option exercises in 2007. Only employees of the Company exercised such options in 2007. The information provided in the table below does not give effect to the 21 for 20 stock split.

Date	Exercised Shares	Price
01/12/07	3,104	$ 6.66
01/19/07	776	6.66
03/13/07	1,277	7.20
03/13/07	579	8.04
04/27/07	7,757	6.66

The stock option exercises on January 12, 2007, January 19, 2007 and March 13, 2007 were exempt offers and sales under Section 3(a)(2) of the Securities Act. The exercise on April 27, 2007 was exempt under Section 4(2) of the Securities Act.

Our common stock is listed on the Nasdaq Capital Market. The number of shareholders of record of our common stock, as of December 31, 2007, was 533.

For information with respect to Equity Compensation Plans see Item 11(d), "Securities Authorized for Issuance under Equity Compensation Plans."

The table below presents the high and low sales prices reported for our common stock as reported by the NASDAQ Stock Market for the periods indicated. Sale prices have been adjusted for stock splits and dividends.

		NASDAQ Stock Market	
Year	Quarter	High price	Low price
2007	4th	$ 8.22	$ 6.23
	3rd	9.99	7.50
	2nd	10.19	7.80
	1st	11.12	9.00
2006	4th	$11.22	$ 9.65
	3rd	11.85	9.72
	2nd	13.01	10.82
	1st	16.71	10.66

Dividends

The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Our ability to pay cash dividends is limited by applicable state and federal law. See "Item 1. Description of Business – Regulation – Restriction on Dividends".

In 2006, we paid four cash dividends of $0.03 per share. In 2007, we paid three cash dividends of $0.03 per share. The Company did not pay a cash dividend in the fourth quarter of 2007 and there is no assurance that the Company will resume paying cash dividends in the future. Future payments of dividends, if any, is subject to the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable legal limitations, including meeting regulatory capital requirements. Further, the Company's ability to pay cash dividends to shareholders will depend largely on the Bank's ability to pay dividends to the Company.

We have distributed a 5% stock dividend, accounted for as a stock split, each year during the period from 1997 through 2002 and from 2004 through 2006. In 2007, we distributed a 21 for 20 stock split, effected in the form of a 5% common stock dividend. We may consider declaring additional stock splits in the future.

Item 6. Management's Discussion and Analysis or Plan of Operation.

The information contained in the section captioned "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" is included as an exhibit to this Annual Report.

Factors That May Affect Future Results

Risks Related to Our Business

Our success will depend upon our ability to effectively manage our future growth.

We believe that we have in place the management and systems, including data processing systems, internal controls and a strong credit culture, to support continued growth. However, our continued growth and profitability depend on the ability of our officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that we will be successful in managing our expansion, and the failure to do so would adversely affect our financial condition and results of operations. In addition, as a result of the recent acquisition of Farnsworth Bancorp, Inc., our growth may be limited by our regulatory capital level.

The regulatory capital of the combined company is reduced by goodwill incurred in connection with the Merger.

The Merger was accounted for by the Company as a purchase, and the amount by which the purchase price exceeds the fair value of the net tangible and identifiable intangible assets acquired by the Company through the Merger was recorded as goodwill, which was approximately $11.7 million. Because goodwill reduces regulatory capital, the Merger has made it more difficult for the Company to meet its regulatory capital requirements. As a result, in May 2007, the Company raised $6.0 million through the issuance by its subsidiary, Sterling Capital Trust I, of trust preferred securities. The Company invested $4.5 million of these proceeds in the Bank. The Company has agreed with the FRB to maintain sufficient capital to be considered well capitalized following the Merger and we believe as of December 31, 2007 that we continue to meet this requirement.

If we experience excessive loan losses relative to our allowance, our earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable.

If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.

As of December 31, 2007, our allowance for loan losses was approximately $2.9 million, which represented 0.93% of outstanding loans. At such date, we had five loans on nonaccrual status. Although management believes that our allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Additions to our allowance for loan losses would result in a decrease in our net income and capital, and could have a material adverse effect on our financial condition and results of operations.

Most of our loans are commercial loans, which have a higher degree of risk than other types of loans.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Our business is geographically concentrated and is subject to regional economic factors that could have an adverse impact on our business.

Substantially all of our business is with customers in our market area of southern New Jersey. Most of our customers are consumers and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds, and consequently our financial condition and performance.

Additionally, we often secure our loans with real estate collateral, most of which is located in southern New Jersey. A decline in local economic conditions could adversely affect the values of such real estate. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

We have incurred and expect to continue to incur significant expenses in connection with our branch expansion.

We have historically experienced growth through expansion of our existing branches as well as through the establishment of new branches. A natural consequence of our growth during the branch expansion program has been a significant increase in noninterest expenses. These costs are associated with marketing, increased staffing, branch construction and equipment needs sufficient to create the infrastructure necessary for branch operations. Unless and until a new branch generates sufficient income to offset these additional costs, a new branch will reduce our earnings.

Most of our loans are secured, in whole or in part, with real estate collateral which may be subject to declines in value.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure our loans with real estate collateral. As of December 31, 2007, approximately 71% of our loans had real estate as a primary, secondary or tertiary component of collateral. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

The loss of our executive officers and certain other key personnel could hurt our business.

Our success depends, to a great extent, upon the services of Robert H. King, our President and Chief Executive Officer; John Herninko, our Executive Vice President and Senior Loan Officer; R. Scott Horner, our Executive Vice President and Chief Financial Officer; Dale F. Braun, Jr., our Senior Vice President and Controller; Kimberly A. Johnson, Senior Vice President and Corporate Services Officer; and Theresa S. Valentino Congdon, our Senior Vice President and Senior Retail Officer. From time to time, we also need to recruit personnel to fill vacant positions for experienced lending and credit administration officers. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of our existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for our future growth. Our inability to hire or retain key personnel could have a material adverse effect on our results of operations.

Our legal lending limits are relatively low and restrict our ability to compete for larger customers.

At December 31, 2007, our lending limit per borrower was approximately $7.6 million, or approximately 15% of our capital. Accordingly, the size of loans that we can offer to potential borrowers is less than the size of loans that many of our competitors with larger capitalization are able to offer. We may engage in loan participations with other banks for loans in excess of our legal lending limits. However, there can be no assurance that such participations will be available at all or on terms which are favorable to us and our customers.

Risks Related to Our Common Stock

There is a limited trading market for our common stock, which may adversely impact the ability to sell shares and the price received for shares.

Our common stock has limited trading activity, and although our common stock is listed on the Nasdaq Capital Market, the trading in our common stock will develop at any time in the foreseeable future. This means that there may be limited liquidity for our common stock, which may make it difficult to buy or sell our common stock, may negatively affect the price of our common stock and may cause volatility in the price of our common stock. See Item 5, "Market for Common Equity and Related Stockholder Matters," above.

We have ceased paying cash dividends on a quarterly basis on our common stock and there is no assurance that we will resume doing so.

We have a limited history of paying cash dividends on our common stock. We paid our first cash dividend to our shareholders in February 2004. Although we subsequently paid cash dividends on a quarterly basis, the Company did not pay a cash dividend in the fourth quarter of 2007 and there is no assurance that the Company will resume paying cash dividends in the future. Future payment of cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon a number of factors including financial condition, cash needs, general business conditions and applicable legal limitations, including meeting regulatory capital requirements. See Item 5, "Market for Common Equity and Related Stockholder Matters," above.

Our management and significant shareholders control a substantial percentage of our stock and therefore have the ability to exercise substantial influence over our affairs.

As of March 15, 2008, our directors and executive officers beneficially owned approximately 1,067,000 shares, or approximately 17%, of our common stock, including options with the vested right to purchase approximately 297,000 shares, in the aggregate, of our common stock at exercise prices ranging from $6.27 to $10.90 per share. In addition, approximately 7% of our common stock is controlled by a non-management shareholder. Also, approximately 5% of our common stock is control by an institutional investor. Because of the large percentage of stock held by our directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of our shareholders.

We may issue additional shares of common stock, which may dilute the ownership and voting power of our shareholders and the book value of our common stock.

We are currently authorized to issue up to 15,000,000 shares of common stock. Of that amount, approximately 5,843,362 shares were issued and outstanding as of March 15, 2008. On March 16, 2007, we completed the Plan of Merger with Farnsworth Bancorp, Inc., for which the Holding Company issued approximately 768,438 shares of common stock. Our Board of Directors has authority, without action or vote of the shareholders (except to the extent required under applicable rules of the Nasdaq Capital Market), to issue all or part of the authorized but unissued shares. A total of 518,168 shares of common stock have been reserved for issuance under options outstanding on March 15, 2008. As of March 15, 2008, options to purchase a total of 373,043 shares were exercisable and had exercise prices ranging from $6.27 to $10.90. Any such issuance will dilute the percentage ownership interest of shareholders and may further dilute the book value of our common stock. Further, we are proposing two new stock option plans with 300,000 and 600,000 additional shares authorized, that, if approved by our shareholders, would provide for new shares to be issued.

Our common stock is not insured and you could lose the value of your entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss by the government.

Risks Related to Our Industry

We operate in a competitive market which could constrain our future growth and profitability.

We operate in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust investment and international banking services, which we do not offer. Moreover, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. See Item 1, "Description of Business – Competition," above.

We are required to comply with extensive and complex governmental regulation which can adversely affect our business.

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. We are subject to supervision and periodic examination by the Federal Reserve Board, or FRB, the Federal Deposit Insurance Corporation, or FDIC, and the New Jersey Department of Banking and Insurance. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. We are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that any such changes may have on our future business and earnings prospects. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitability.

In addition, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary policies of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities which compete directly with traditional bank business.

We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect our profitability and assets.

Changes in prevailing interest rates may hurt our business. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Interest rates affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

As a public company, our business is subject to numerous reporting requirements that are currently evolving and could substantially increase our operating expenses and divert management's attention from the operation of our business.

Compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and listing standards promulgated by the SEC and Nasdaq may significantly increase our legal and financial and accounting costs in the future, once full compliance is required. In addition, full compliance with the requirements may take a significant amount of management's and the Board of Directors' time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K or 10-KSB that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. Under the SEC's current rules, we must comply with this requirement beginning with this annual report. In addition, beginning with our 2009 fiscal year, the independent registered public accounting firm auditing the Company's financial statements must attest to and report on the effectiveness of the Company's internal control over financial reporting. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated by us. If we are ever unable to conclude that we have effective internal control over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting for any future year-ends as required by Section 404, we may incur additional costs to rectify the deficiency and investors could lose confidence in the reliability of our financial statements, either of which could result in a decrease in the value of our securities.

Item 7. Financial Statements.

The Company's financial statements listed under Item 13 are included as an exhibit to this Annual Report.

Item 8. Changes in and Disagreements with Accountants On Accounting and Financial Disclosure.

Not applicable.

Item 8A(T). Controls and Procedures.

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Furthermore, our controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control, and misstatements due to error or fraud may occur and not be detected on a timely basis.

Management's Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements and the reliability of financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria. This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting in the quarter ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 8B. Other Information.

Not applicable.

PART III

The Company will file a definitive proxy statement for its 2008 Annual Meeting of Shareholders pursuant to Regulation 14A (the "Proxy Statement") within 120 days after the end of the fiscal year covered by this annual report on Form 10-KSB (i.e., by April 29, 2008); accordingly, certain information that is required under Part III of this annual report on Form 10-KSB is omitted from this report and will be included in the Proxy Statement, and is incorporated herein by reference to the Proxy Statement.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The information contained under the sections captioned "Section 16(a) Beneficial Ownership Reporting Compliance" and "Election of Directors" and "Audit Committee" in the Company's Proxy Statement is incorporated herein by reference.

Code of Ethics. The Company has adopted a Code of Ethics for the Company's chief executive officer and principal financial and accounting officers. Printed copies of the Code of Ethics are available without charge to any shareholder upon written request addressed to R. Scott Horner, Secretary, Sterling Banks, Inc., 3100 Route 38, Mount Laurel, New Jersey 08054. Any amendments to the Code of Ethics, or any waivers of the Code of Ethics, will be disclosed promptly on a Current Report on Form 8-K filed with the Securities and Exchange Commission.

Item 10. Executive Compensation.

The information contained in the section captioned "Director and Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the first chart in the section captioned "Security Ownership of Directors and Executive Officers and Certain Beneficial Owners" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the first chart in the section captioned "Security Ownership of Directors and Executive Officers and Certain Beneficial Owners" in the Proxy Statement.

(c) Changes in Control

Management of the Registrant knows of no arrangements, including any pledge by any person of securities of the Registrant, the operation of which may at a subsequent date result in a change in control of the Registrant.

2. Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of shares of Common Stock to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding options reflected in column (a)) (c)
Equity compensation plans approved by shareholders	518,168	$8.43	0
Equity compensation plans not approved by shareholders	not applicable	not applicable	not applicable
Total	518,168	$8.43	0

Item 12. Certain Relationships and Related Transactions.

The information is incorporated herein by reference to the section captioned "Certain Transactions" in the Proxy Statement.

Item 13. Exhibits.

(a) Listed below are all financial statements and exhibits filed as part of this Report.

1. The consolidated statements of financial condition of Sterling Banks, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2007 and 2006 together with the related notes.

2. Schedules omitted as they are not applicable.

3. The following exhibits are included in this Report or incorporated herein by reference:

(a) List of Exhibits:

2.1 Plan of Acquisition, dated April 26, 2006 by and between Sterling Bank and Sterling Banks, Inc. (a)
2.2 Agreement and Plan of Merger, dated June 23, 2006, by and among Sterling Banks, Inc., Sterling Bank, and Farnsworth Bancorp, Inc. (b)
3.1 Certificate of Incorporation of Sterling Banks, Inc. (c)
3.2 Amended and Restated Bylaws of Sterling Banks, Inc. (d)
10.1 1994 Employee Stock Option Plan (e), (g)
10.2 1998 Employee Stock Option Plan (e), (g)
10.3 2003 Employee Stock Option Plan (e), (g)
10.4 Change in Control Severance Agreement dated December 26, 2007 between the Company, the Bank and R. Scott Horner (g), (h)
10.5 Change in Control Severance Agreement dated December 26, 2007 between the Company, the Bank and John Herninko (g), (h)
10.6 Employment agreement dated January 26, 2006 between the Bank and Robert H. King (f), (g)
10.7 Amendment to Employment Agreement dated December 26, 2007 between the Bank and Robert H. King (g)
10.8 Lease dated as of April 3, 1990, as amended, for headquarters facility in Mount Laurel, New Jersey (e)
23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm
31.1 CEO Certification required under Section 302 of Sarbanes – Oxley Act of 2002
31.2 CFO Certification required under Section 302 of Sarbanes – Oxley Act of 2002
32.1 CEO Certification required under Section 906 of Sarbanes – Oxley Act of 2002
32.2 CFO Certification required under Section 906 of Sarbanes – Oxley Act of 2002

(a) Incorporated by reference to Exhibit 2.1 of Sterling Banks, Inc.; Registration Statement on Form S-4 (File no. 333-133649).
(b) Incorporated by reference to Exhibit 2.2 of Sterling Banks, Inc.; Registration Statement on Form S-4 (File no. 333-133649).
(c) Incorporated by reference to Exhibit 3.1 of Sterling Banks, Inc.; Registration Statement on Form S-4 (File no. 333-133649).
(d) Incorporated by reference to Exhibit 3.4 of Sterling Banks, Inc.; Registration Statement on Form S-4 (File no. 333-133649).

(e) Incorporated by reference to the Bank's Annual Report on Form 10-KSB for the year ended December 31, 2003.

(f) Incorporated by reference to the Bank's Current Report on Form 8-K dated January 25, 2006.

(g) Management contract or compensatory plan or arrangement.

(h) Incorporated by reference to the Bank's Current Report on Form 8-K dated January 4, 2008.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the section captioned "Independent Auditors" in the Proxy Statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STERLING BANKS, INC.

By: /s/ Robert H. King
Robert H. King
President and Chief Executive Officer

Date: March 25, 2008

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 25, 2008.

/s/ Robert H. King
Robert H. King
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ R. Scott Horner
R. Scott Horner
Executive Vice President, Chief Financial Officer and Director
(Principal Financial Officer)

/s/ Dale F. Braun, Jr.
Dale F. Braun, Jr.
Senior Vice President and Controller
(Principal Accounting Officer)

/s/ A. Theodore Eckenhoff
A. Theodore Eckenhoff
Chairman

/s/ Howard E. Needleman
Howard E. Needleman
Vice Chairman

/s/ S. David Brandt, Esq
S. David Brandt, Esq
Director

/s/ Jeffrey Dubrow
Jeffrey Dubrow
Director

/s/ Benjamin D. Goldman, Esq
Benjamin D. Goldman, Esq.
Director

/s/ James L. Kaltenbach, M.D.
James L. Kaltenbach, M.D.
Director

/s/ G. Edward Koenig, Jr.
G. Edward Koenig, Jr.
Director

/s/ John J. Maley, Jr., CPA
John J. Maley, Jr., CPA
Director

/s/ Luis G. Rogers
Luis G. Rogers
Director

/s/ Ronald P. Sandmeyer
Ronald P. Sandmeyer
Director

/s/ Jeffrey P. Taylor, P.E.
Jeffrey P. Taylor, P.E.
Director

/s/ James Yoh, PhD.
James Yoh, PhD.
Director

Exhibit 31.1

CERTIFICATION

I, Robert H. King, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Sterling Banks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting;

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 25, 2008

By:/s/ Robert H. King
Robert H. King
Chief Executive Officer
Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, R. Scott Horner, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Sterling Banks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting;

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Dated: March 25, 2008

By: /s/ R. Scott Horner
R. Scott Horner
Chief Financial Officer
Principal Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sterling Banks, Inc. (the "Bank") on Form 10-KSB for the period ended December 31, 2007 as filed with the Securities & Exchange Commission on the date hereof (the "Report"), I, Robert H. King, Chief Executive Officer of the Bank, certify, pursuant to 18 U.S.C.ss. 1350, as added by ss. 906 of the Sarbanes-Oxley Act of 2002, that:

A. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

B. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date: March 25, 2008

By:
/s/ Robert H. King
Robert H. King, Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sterling Banks, Inc. (the "Bank") on Form 10-KSB for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Scott Horner, Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C.ss. 1350, as added by ss. 906 of the Sarbanes-Oxley Act of 2002, that:

A. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

B. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date: March 25, 2008

By:
/s/ R. Scott Horner
R. Scott Horner, Chief Financial Officer

McGladrey & Pullen
Certified Public Accountants

Sterling Banks, Inc.

Financial Report
December 31, 2007

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on the major components of the Company's operations. This discussion should be read in conjunction with the financial statements and accompanying notes included in this Annual Report.

Sterling Banks, Inc. (the "Holding Company") is the successor to Sterling Bank (the "Bank" and together with the Holding Company, the "Company") pursuant to the Plan of Reorganization by and between the Holding Company and the Bank that was completed on March 16, 2007, whereby the Bank became a wholly-owned subsidiary of the Holding Company. Additionally, on March 16, 2007, the Bank, the Holding Company and Farnsworth Bancorp, Inc. ("Farnsworth") completed the merger (the "Merger") in which Farnsworth merged with and into the Holding Company, with the Holding Company as the surviving corporation. Subsequent to the Merger, Peoples Savings Bank, a wholly-owned subsidiary of Farnsworth, was merged with and into the Bank, with the Bank as the surviving Bank. All information contained herein represents solely the financial information of the Company. All references to "we," "us," "our," and "ours" and similar terms in this report refers to the Company and its subsidiaries, collectively.

We are a bank holding company headquartered in Burlington County, New Jersey, with assets of $410.5 million as of December 31, 2007. Our main office is located in Mount Laurel, New Jersey with ten other Community Banking Centers located in Burlington and Camden Counties, New Jersey. We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. We believe that understanding the character and nature of the local communities that we serve, and having first-hand knowledge of customers and their needs for financial services enable us to compete effectively and efficiently.

Our principal source of revenue is net interest income, which is the difference between the interest income from our earning assets and the interest expense on our deposits and borrowings. Interest-earning assets consist principally of loans, investment securities and federal funds sold, while our interest-bearing liabilities consist primarily of deposits. Our net income is also affected by our provision for loan losses, noninterest income and noninterest expenses, which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets.

Critical Accounting Policies

Allowance for Losses on Loans

The allowance for losses on loans is based on management's ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of probable losses inherent in the portfolio. Management considers a variety of factors when establishing the allowance, such as the impact of current market conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, and historic loss rates. In addition, certain individual loans that management has identified as problematic are specifically provided for in the allowance, based upon an evaluation of the borrower's perceived ability to pay, the estimated adequacy of the underlying collateral and other relevant factors. Consideration is also given to examinations performed by regulatory agencies. Although provisions have been established and segmented by type of loan based upon management's assessment of the loss characteristics inherent in each type, the entire allowance for losses on loans is available to absorb loan losses in any category.

Management performs a detailed analysis to determine the allowance for loan losses. Since the allowance for loan losses is dependent, to a great extent, on conditions that may be beyond our control, it is possible that management's estimate of the allowance for loan losses and actual results could differ materially in the near future.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgments about information available to them at the time of the examination.

Results of Operations for the Years Ended December 31, 2007 and 2006

Net Income

Net income decreased $1,243,000, or 168.4%, to a net loss of $505,000 for the year ended December 31, 2007 compared to net income of $738,000 for the year ended December 31, 2006. The decrease in earnings was mainly the result of increased noninterest expenses related to the expansion of the Company's retail system, as a result of the Merger. Earnings per share (basic) decreased $0.24 per share, or 160.0%, to net loss of $0.09 per share for the year ended December 31, 2007 compared to net income of $0.15 per share for the year ended December 31, 2006. Earnings per share (diluted) decreased $0.23 per share, or 164.3%, to net loss of $0.09 per share for the year ended December 31, 2007 compared to net income of $0.14 per share for the year ended December 31, 2006.

Net Interest Income and Average Balances

Net interest income after the provision for loan losses increased $641,000, or 5.2%, to $12.2 million for the year ended December 31, 2007 from $11.6 million for the year ended December 31, 2006. The provision for loan losses decreased $204,000 to $401,000 for the year ended December 31, 2007 from $605,000 for the year ended December 31, 2006. The net interest margin decreased to 3.43% for the year ended December 31, 2007 from 3.71% for the year ended December 31, 2006. The decrease in the net interest margin reflects the Federal Reserve continued tightening of monetary policy during much of the year and an increase in cost of funds. Yield on interest-earning assets increased to 7.01% for the year ended December 31, 2007 from 6.87% for the year ended December 31, 2006. The average cost of interest-bearing liabilities increased to 4.06% for the year ended December 31, 2007 compared to 3.73% for the year ended December 31, 2006.

The following table presents a summary of the principal components of average balances, yields and rates for the periods indicated:

	Year Ended December 31,					
	2007			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets						
Loans, net (1)	$298,195,000	$22,802,000	7.65%	$254,008,000	$19,430,000	7.65%
Investment securities (2)	57,350,000	2,374,000	4.14	60,436,000	2,410,000	3.99
Federal funds sold	9,452,000	485,000	5.13	8,222,000	417,000	5.07
Due from banks	3,420,000	173,000	5.04	5,633,000	289,000	5.13
Total interest-earning assets	368,417,000	25,834,000	7.01	328,299,000	22,546,000	6.87
Allowance for loan losses	(2,610,000)			(1,265,000)		
Other assets	42,278,000			20,072,000		
Total Assets	$408,085,000			$347,106,000		
Liabilities and shareholders' equity						
Time deposits	$219,735,000	10,569,000	4.81	$185,903,000	8,012,000	4.31
NOW/MMDA/savings accounts	99,205,000	2,263,000	2.28	79,511,000	1,923,000	2.42
Borrowings	6,327,000	371,000	5.86	12,247,000	417,000	3.41
Total interest-bearing liabilities	325,267,000	13,203,000	4.06	277,661,000	10,352,000	3.73
Noninterest-bearing demand deposits	41,166,000			33,928,000		
Other liabilities	368,000			1,034,000		
Shareholders' equity	41,284,000			34,483,000		
Total liabilities and shareholders' equity	$408,085,000			$347,106,000		
Net interest income		$12,631,000			$12,194,000	
Interest rate spread (3)			2.95			3.14
Net interest margin (4)			3.43			3.71

(1) Includes loans held for sale. Also includes loan fees, which are not material.
(2) Yields are not on a tax-equivalent basis.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents a summary of the changes in interest income and expense by both rate and volume for the periods indicated and including interest income from loans held for sale:

	Year Ended December 31, 2007 Compared to Year Ended December 31, 2006			Year Ended December 31, 2006 Compared to Year Ended December 31, 2005		
	Variance Due to Changes In			Variance Due to Changes In		
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:						
Loans, net	$3,372,000	$ -	$3,372,000	$1,067,000	$1,858,000	$2,925,000
Investment securities	(122,000)	86,000	(36,000)	(152,000)	135,000	(17,000)
Federal funds sold and due from banks	(51,000)	3,000	(48,000)	389,000	117,000	506,000
Total interest income	3,199,000	89,000	3,288,000	1,304,000	2,110,000	3,414,000
Interest Expense:						
Deposits	1,937,000	960,000	2,897,000	1,208,000	2,185,000	3,393,000
Borrowed funds	(197,000)	151,000	(46,000)	(327,000)	133,000	(194,000)
Total interest expense	1,740,000	1,111,000	2,851,000	881,000	2,318,000	3,199,000
Net interest income	$1,459,000	$(1,022,000)	$ 437,000	$ 423,000	$ (208,000)	$ 215,000

The increase or decrease due to a change in average volume has been determined by multiplying the change in average volume by the average rate during the preceding period, and the increase or decrease due to a change in average rate has been determined by multiplying the current average volume by the change in average rate. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to volume.

Noninterest Income

Total noninterest income increased $267,000, or 41.0%, to $918,000 for the year ended December 31, 2007 from $651,000 for the year ended December 31, 2006, primarily from an increase in service charges and miscellaneous fees as a result of the Merger, and an increase in late charges on loans. Service charges on deposit accounts increased $31,000, or 12.4%, to $280,000 for the year ended December 31, 2007 from $249,000 for the year ended December 31, 2006. Miscellaneous fees, including gains on sales of equipment and investment securities, increased $236,000, or 58.7%, to $638,000 for the year ended December 31, 2007 from $402,000 for the year ended December 31, 2006.

Noninterest Expenses

Total noninterest expenses increased $2.9 million, or 26.0%, to $13.9 million for the year ended December 31, 2007 from $11.0 million for the year ended December 31, 2006. The increase was primarily as a result of the Merger and the formation of the Holding Company. Compensation and benefits increased $1.0 million, or 16.5%, to $7.2 million for the year ended December 31, 2007 from $6.2 million for the year ended December 31, 2006. This increase was primarily from increased staffing cost as a result of the Merger and the opening of our Delran branch in June 2007.

Occupancy, equipment and data processing expense increased $597,000, or 20.8%, to $3.5 million for the year ended December 31, 2007 from $2.9 million for the year ended December 31, 2006. This increase resulted primarily from the Merger and the opening of our Delran branch in June 2007.

Marketing and business development expense increased $136,000, or 22.5%, to $741,000 for the year ended December 31, 2007 from $605,000 for the year ended December 31, 2006. This increase was primarily due to the opening of our Delran branch in June 2007.

Professional services increased $364,000, or 74.9%, to $850,000 for the year ended December 31, 2007 from $486,000 for the year ended December 31, 2006. This increase was primarily due to the formation of our Holding Company in March 2007.

Other operating expenses, including amortization of core deposit intangible, increased $752,000, or 86.0%, to $1,626,000 for the year ended December 31, 2007 from $874,000 for the year ended December 31, 2006. This increase was primarily as a result of the Merger, including the amortization of core deposit premium of $275,000.

Income Taxes

Income tax benefit, as a percentage of pre-tax loss, was 34.8% in 2007. Income tax expense, as a percentage of pre-tax income, was 38.0% in 2006.

Financial Condition

General

Our total assets increased $73.2 million, or 21.7%, to $410.5 million at December 31, 2007 from $337.2 million at December 31, 2006. This increase was mainly due to the Merger in March 2007.

Loan Portfolio

Total loans, excluding loans held for sale, increased $68.9 million, or 28.3%, to $312.2 million at December 31, 2007 from $243.3 million at December 31, 2006. This increase was mainly due to the Merger.

The following table summarizes our loan portfolio by category and amount at December 31, 2007 and 2006. The loan categories correspond to our general classifications. The table does not include loans held for sale.

	At December 31,	
	2007	2006
Commercial loans	$195,233,000	$167,581,000
Residential mortgage loans	61,791,000	27,684,000
Consumer loans	55,186,000	48,018,000
Total loans	$312,210,000	$243,283,000

Loans Held for Sale

Loans held for sale decreased $1,580,000, or 97.7%, to $38,000 as of December 31, 2007 compared to $1,618,000 as of December 31, 2006. This decrease was the result of the SLM Corporation's (formerly known as Sallie Mae) plan to self fund these student loans. We expect to discontinue funding these loans during 2008.

Non-Performing Loans

Loans, including loans past due 90 days or more and still accruing interest, are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial condition of the borrowers. A loan that is past due 90 days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and interest and is in the process of collection.

At December 31, 2007 and 2006, loans past due 90 days or more and still accruing interest were $2,644,000 and $178,000, respectively. Total non-accruing loans were $4,538,000 and $268,000 at December 31, 2007 and 2006, respectively.

The table below recaps loans accruing but past due 90 days or more, non-accrual loans, OREO (Other Real Estate Owned), and repossessed personal property as of December 31, 2007 and 2006.

	At December 31, 2007	At December 31, 2006
Loans accruing, but past due 90 days or more	$2,644,000	$178,000
Non-accrual loans	4,538,000	268,000
Total non-performing loans	7,182,000	446,000
OREO and repossessed personal property	-	-
Total non-performing assets	$7,182,000	$446,000
Non-performing loans/Total loans (1)	2.30%	0.18%
Non-performing assets/Total assets	1.75%	0.13%
Allowance for loan losses/Total non-performing loans	40.25%	394.62%

(1) Includes loans held for sale.

Potential Problem Loans

In addition to non-accrual loans and loans past due 90 days or more and still accruing interest, we maintain a "watch list" of loans where management has identified problems which potentially could cause such loans to be placed on non-accrual status in future periods. Loans on the watch list are subject to heightened scrutiny and more frequent review by management. At December 31, 2007, there were five such loans totaling $600,000. Management believes that they have provided an adequate allowance for such loans and are aggressively pursuing collection from the borrowers.

Allowance for Loan Losses

We determine the level of allowance for loan losses based on a number of factors. In order to determine the amount of the provision for loan losses, we conduct a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations and current loan collateral values. We also consider past estimates of possible loan losses and actual losses incurred. As adjustments become identified, they are reported in earnings for the period in which they become known. During the fourth quarter of 2007, the Company increased the allowance for loan losses due mainly to management's determination that nine of its loan customers had deteriorated in financial condition and warranted an increase in risk to the Company.

The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category. This schedule includes any provision for loan losses associated with loans held for sale.

	At December 31,			
	2007		2006	
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
Allocation of allowance for loan losses:				
Commercial loans	$2,596,000	62%	$1,570,000	69%
Consumer loans	141,000	18	120,000	20
Residential mortgage loans	154,000	20	70,000	11
Total	$2,891,000	100%	$1,760,000	100%

Summary of Charge-Off Experience

The following table summarizes the activity in our allowance for loan losses and our charge-off experience for 2007 and 2006:

	Year Ended December 31,	
	2007	2006
Balance at beginning of period	$1,760,000	$1,154,000
Charge-offs:		
Commercial loans	(242,000)	-
Consumer loans	(58,000)	(1,000)
Residential mortgage loans	-	-
	(300,000)	(1,000)
Recoveries:		
Commercial loans	1,000	1,000
Consumer loans	3,000	1,000
Residential mortgage loans	8,000	-
	12,000	2,000
Net recoveries (charge-offs)	(288,000)	1,000
Provision for loan loss	401,000	605,000
Allowance for credit losses in acquired bank	1,018,000	-
Balance at end of period	$2,891,000	$1,760,000
Average loans outstanding (1)	$302,834,000	$254,693,000
Net charge-offs as a percentage of average loans	0.10%	0.00%

(1) Includes loans held for sale and non-accruing loans

Investment Securities Portfolio

The following table presents the amortized cost and approximate market values at December 31, 2007 and 2006, for each major category of our investment securities:

	At December 31,			
	2007	2007	2006	2006
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Investment Securities Available-for-Sale				
U.S. Government agencies and corporations	$29,267,000	$29,257,000	$30,263,000	$29,559,000
Municipalities	7,324,000	7,310,000	4,507,000	4,398,000
Mortgage-backed securities	11,563,000	11,528,000	13,856,000	13,569,000
Total investment securities Available-for-Sale	$48,154,000	$48,095,000	$48,626,000	$47,526,000
Investment Securities Held-to-Maturity				
U.S. Government agencies and corporations	$ 100,000	$ 100,000	$ 25,000	$ 25,000
Municipalities	-	-	875,000	875,000
Mortgage-backed securities	6,754,000	6,697,000	8,392,000	8,187,000
Total investment securities Held-to-Maturity	$ 6,854,000	$ 6,797,000	$ 9,292,000	$ 9,087,000

The following table presents the maturity distribution and weighted average yield of the investment securities portfolio of the Company as of December 31, 2007 and 2006. Mortgage-backed securities principal repayment provisions are shown based on contractual maturity. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

	At December 31, 2007									
	Within 1 Year		After 1 Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Investment Securities										
Available-for-Sale at amortized cost:										
U.S. Government agencies and corporations	$ 4,900	3.18%	$23,367	4.17%	$ 1,000	6.15%	$ -	-	$29,267	4.07%
Municipalities	-	-	-	-	1,271	5.03%	6,053	6.40%	7,324	6.18%
Mortgage-backed securities	237	4.20%	2,444	4.26%	957	4.05%	7,925	4.59%	11,563	4.47%
Total securities available-for-sale	$ 5,137	3.23%	$25,811	4.18%	$ 3,228	5.09%	$13,978	5.37%	$48,154	4.49%
Held-to-Maturity at amortized cost:										
U.S. Government agencies and corporations	$ 100	1.00%	$ -	-	$ -	-	$ -	-	$ 100	1.00%
Mortgage-backed securities	300	3.83%	2,777	4.03%	870	3.91%	2,807	4.36%	6,754	4.15%
Total securities held-to-maturity	$ 400	3.13%	$ 2,777	4.03%	$ 870	3.91%	$ 2,807	4.36%	$ 6,854	4.10%

	At December 31, 2006									
	Within 1 Year		After 1 Year Through 5 Years		After 5 Years Through 10 Years		After 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Investment Securities										
Available-for-Sale at amortized cost:										
U.S. Government agencies and corporations	$ 1,000	2.74%	$25,513	3.94%	$ 3,750	5.32%	$ -	-	$30,263	4.07%
Municipalities	-	-	-	-	1,271	4.50%	3,236	5.52%	4,507	5.23%
Mortgage-backed securities	-	-	3,298	4.17%	1,211	3.97%	9,347	4.51%	13,856	4.38%
Total securities available-for-sale	$ 1,000	2.74%	$28,811	3.97%	$ 6,232	4.89%	$12,583	4.77%	$48,626	4.27%
Held-to-Maturity at amortized cost:										
U.S. Government agencies and corporations	$ 25	1.00%	$ -	-	$ -	-	$ -	-	$ 25	1.00%
Municipalities	875	2.96%	-	-	-	-	-	-	875	2.96%
Mortgage-backed securities	-	-	3,668	3.94%	1,115	3.88%	3,609	4.05%	8,392	3.98%
Total securities held-to-maturity	$ 900	2.91%	$ 3,668	3.94%	$ 1,115	3.88%	$ 3,609	4.05%	$ 9,292	3.88%

Investments consist of mortgage-backed securities, U.S. Government agency securities and tax-free municipal securities. We use the investment portfolio to provide adequate liquidity to the Company, to assist in managing interest rate risk and to provide a reasonable rate of return.

Deposits

Total deposits increased $53.7 million, or 18.2%, to $349.0 million at December 31, 2007 from $295.3 million at December 31, 2006. This increase was a direct result of the Merger. Noninterest-bearing demand deposits decreased $1.8 million, or 4.6%, to $37.2 million at December 31, 2007 from $39.0 million at December 31, 2006. MMDA and NOW accounts increased $10.6 million, or 21.8%, to $59.2 million at December 31, 2007 from $48.6 million at December 31, 2006. Savings deposits increased $18.6 million, or 68.4%, to $45.8 million at December 31, 2007 from $27.2 million at December 31, 2006. Time deposits under $100,000 increased $21.3 million, or 14.5%, to $167.6 million at December 31, 2007 from $146.3 million at December 31, 2006. Jumbo time deposits increased $5.0 million, or 14.5%, to $39.2 million at December 31, 2007 from $34.2 million at December 31, 2006.

The following table represents categories of our deposits at December 31, 2007 and 2006:

	At December 31,			
	2007		2006	
	Amount	%	Amount	%
Noninterest-bearing demand deposits	$ 37,246,000	10.7%	$ 39,021,000	13.2%
Interest-bearing demand deposits	59,207,000	17.0	48,593,000	16.5
Savings deposits	45,791,000	13.1	27,195,000	9.2
Time deposits, under $100,000	167,563,000	48.0	146,284,000	49.5
Time deposits, $100,000 or more	39,151,000	11.2	34,197,000	11.6
Total Deposits	$348,958,000	100.0%	$295,290,000	100.0%

The following table describes the maturity of time deposits of $100,000 or more at the dates indicated:

	At December 31,	
	2007	2006
3 months or less	$28,711,000	$26,351,000
Over 3 months through 6 months	5,420,000	2,057,000
Over 6 months through 12 months	2,525,000	4,033,000
Over 1 year	2,495,000	1,756,000
Total	$39,151,000	$34,197,000

The following tables detail the average deposit amount, the average interest rate paid and the percentage of each category to total deposits for the years ended December 31, 2007 and 2006:

	Year Ended December 31, 2007		
	Daily Average Balance	Average Rate	Percent Of Total
NOW & money market savings deposits	$60,776,000	2.1%	16.9%
Regular savings deposits	38,429,000	2.6	10.7
Time deposits	219,735,000	4.8	61.0
Total interest-bearing deposits	318,940,000		88.6
Noninterest-bearing demand deposits	41,166,000		11.4
Total deposits	$360,106,000		100.0%

	Year Ended December 31, 2006		
	Daily Average Balance	Average Rate	Percent Of Total
NOW & money market savings deposits	$52,753,000	2.4%	17.6%
Regular savings deposits	26,758,000	2.5	9.0
Time deposits	185,903,000	4.3	62.1
Total interest-bearing deposits	265,414,000		88.7
Noninterest-bearing demand deposits	33,928,000		11.3
Total deposits	$299,342,000		100.0%

Borrowings

At December 31, 2007 and 2006, the Company had advances from the FHLB totaling $10.5 million and $5.9 million, respectively. This increase in advances was a result of management's decision to manage the net interest margin with less reliance on higher yielding time deposits in 2007. The advances, as of December 31, 2007, have maturities of less than two years and rates ranging from 3.61% to 4.06%. These advances require the Company to pledge certain securities ($12,075,000 at December 31, 2007) in our investment portfolio to the FHLB and these advances cannot be prepaid without penalty.

On May 1, 2007, Sterling Banks Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company (the "Trust"), issued $6.2 million of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly after five years at the three month LIBOR plus 1.70% and was 6.744% as of December 31, 2007. The Trust purchased $6.2 million of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after May 1, 2012 at par or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier I Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on May 1, 2037. Proceeds of approximately $4.5 million were contributed to paid-in capital of the Bank. The remaining $1.5 million was retained at the Company for future use.

Return on Equity and Assets

	At December 31,	
	2007	2006
Return (Loss) on average assets	(0.12)%	0.21%
Return (Loss) on average equity	(1.22)%	2.14%
Dividend payout ratio	N/M	80.00%
Average equity to average assets ratio	10.12%	9.93%

N/M = Not meaningful

Liquidity and Capital Resources

Liquidity represents an institution's ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. Our primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities available-for-sale and borrowings. While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition. Competition for deposits may require banks to increase the rates payable on deposits or expand their branch networks to adequately grow deposits in the future.

We monitor our liquidity position on a daily basis. We use overnight federal funds and interest- bearing deposits in other banks to absorb daily excess liquidity. Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs. Federal funds are sold or purchased overnight through correspondent banks, one of which diversifies the holdings to an approved group of banks throughout the country. At December 31, 2007, the Company had an aggregate availability of $106.7 million in secured and unsecured overnight lines of credit from its correspondent banks for the purchasing of federal funds.

As of December 31, 2007, the Bank met all capital adequacy requirements and we believe we are "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum leverage, Tier I and total capital ratios as set forth in the following table.

Our actual capital ratios are presented in the following table:

	"Well Capitalized"	Actual at December 31, 2007	Actual at December 31, 2006
Leverage ratio [1]	5.00%	8.28%	10.39%
Tier I capital to risk-weighted assets	6.00%	10.21%	13.09%
Total capital to risk-weighted assets	10.00%	11.13%	13.77%

(1) Tier I capital to quarterly average of total assets.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit. As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $57,624,000 and $56,131,000, respectively, and standby letters of credit were approximately $5,161,000 and $5,720,000, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial condition.

The Company has also entered into long-term lease obligations for some of its premises and equipment, the terms of which generally include options to renew. These instruments involve, to varying degrees, elements of off-balance sheet risk in excess of the amount recognized in the statements of financial condition. At December 31, 2007, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,		
2008	$	641,000
2009		581,000
2010		593,000
2011		609,000
2012		604,000
Thereafter		4,554,000
	$	7,582,000

The off-balance sheet arrangements discussed above did not and are not reasonably likely to have a material impact on the Company's Bank's Financial Statements.

Asset and Liability Management

Important to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank's interest margin resulting from changes in market interest rates. Through asset and liability management, we seek to position ourselves to contend with changing interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities as of December 31, 2007, and the difference or "gap" between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. Items presented in this table are categorized as to remaining maturity or next repricing date.

	At December 31, 2007						
	3 months or less	Over 3 months through 1 year	Over 1 year through 3 years	Over 3 years through 5 years (In thousands)	Over 5 years through 15 years	Over 15 years	Total
Interest-Earning Assets:							
Loans (1)	$ 86,763	$ 39,760	$ 41,953	$ 27,496	$33,320	$78,770	$308,062
Investment securities:							
Held-to-maturity	265	1,588	2,694	1,437	870	-	6,854
Available-for-sale	305	6,748	25,029	5,490	10,545	37	48,154
Restricted stock	2,229	-	-	-	-	-	2,229
Federal funds sold	234	-	-	-	-	-	234
Due from banks	69	-	-	-	-	-	69
Total interest-earning assets	$ 89,865	$ 48,096	$ 69,676	$ 34,423	$44,735	$78,807	$365,602
Interest-Bearing Liabilities:							
Savings deposits	$ 45,791	$ -	$ -	$ -	$ -	$ -	$ 45,791
NOW and MMDA deposits	59,207	-	-	-	-	-	59,207
Time deposits	84,671	100,410	20,734	899	-	-	206,714
Borrowings	9,500	-	1,000	6,186	-	-	16,686
Total interest-bearing liabilities	$ 199,169	$ 100,410	$ 21,734	$ 7,085	$ -	$ -	$328,398
Interest rate sensitive gap	$(109,304)	$ (52,314)	$ 47,942	$ 27,338	$ 44,735	$78,807	$ 37,204
Cumulative interest rate sensitive gap	$(109,304)	$(161,618)	$(113,676)	$(86,338)	$(41,603)	$37,204	
Cumulative gap/Total assets	(26.6%)	(39.4%)	(27.7%)	(21.0%)	(10.1%)	9.1%	

(1) Includes loans held for sale.

The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets (e.g., adjustable rate loans) often have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals in the event of a change in interest rates may differ significantly from those assumed in the calculations shown in the table. Finally, the ability of borrowers to service their debt may decrease in the event of an interest rate increase.

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Shareholders and Directors
Sterling Banks, Inc.
Mount Laurel, New Jersey

We have audited the consolidated balance sheets of Sterling Banks, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ending December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sterling Banks, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ending December 31, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We are not engaged to examine management's assertion about the effectiveness of Sterling Banks, Inc. and Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
March 25, 2008

Sterling Banks, Inc.

Consolidated Balance Sheets

December 31, 2007 and 2006

Assets	**2007**	**2006**
Cash and cash due from banks	$ 11,554,000	$ 16,064,000
Federal funds sold	234,000	6,878,000
Cash and cash equivalents	11,788,000	22,942,000
Investment securities held-to-maturity, at cost (fair value of $6,797,000 and $9,087,000 at December 31, 2007 and 2006, respectively)	6,854,000	9,292,000
Investment securities available-for-sale, at fair value	48,095,000	47,526,000
Total investment securities	54,949,000	56,818,000
Restricted stock, at cost	2,229,000	1,436,000
Loans held for sale	38,000	1,618,000
Loans	312,210,000	243,283,000
Less: allowance for loan losses	(2,891,000)	(1,760,000)
Net loans	309,319,000	241,523,000
Goodwill and core deposit intangible asset, net	14,924,000	-
Bank premises and equipment, net	9,751,000	6,922,000
Accrued interest receivable and other assets	7,487,000	5,989,000
Total assets	$ 410,485,000	$ 337,248,000

Sterling Banks, Inc.

Consolidated Balance Sheets

December 31, 2007 and 2006

Liabilities and Shareholders' Equity	**2007**	**2006**
Liabilities		
Deposits:		
Noninterest-bearing	$ 37,246,000	$ 39,021,000
Interest-bearing	311,712,000	256,269,000
Total deposits	348,958,000	295,290,000
Federal Home Loan Bank advances	10,500,000	5,885,000
Subordinated debentures	6,186,000	-
Accrued interest payable and other accrued liabilities	1,533,000	1,305,000
Total liabilities	367,177,000	302,480,000
Commitments and Contingencies (Notes 8, 9 and 16)		
Shareholders' Equity		
Common stock,		
$2 par value, 15,000,000 shares authorized; 5,843,362 and 4,783,568 shares issued and outstanding at December 31, 2007 and 2006, respectively	11,687,000	9,567,000
Additional paid-in capital	29,708,000	22,930,000
Retained earnings	1,949,000	2,931,000
Accumulated other comprehensive loss	(36,000)	(660,000)
Total shareholders' equity	43,308,000	34,768,000
Total liabilities and shareholders' equity	$ 410,485,000	$ 337,248,000

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Operations
Years Ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income		
Interest and fees on loans	$22,802,000	$19,430,000
Interest and dividends on securities	2,374,000	2,410,000
Interest on due from banks	173,000	289,000
Interest on Federal funds sold	485,000	417,000
Total interest and dividend income	25,834,000	22,546,000
Interest expense		
Interest on deposits	12,832,000	9,935,000
Interest on Federal Home Loan Bank advances and overnight borrowings	93,000	417,000
Interest on subordinated debentures	278,000	-
Total interest expense	13,203,000	10,352,000
Net interest income	12,631,000	12,194,000
Provision for loan losses	401,000	605,000
Net interest income after provision for loan losses	12,230,000	11,589,000
Noninterest income		
Service charges	280,000	249,000
Miscellaneous fees and other	638,000	402,000
Total noninterest income	918,000	651,000
Noninterest expenses		
Compensation and benefits	7,235,000	6,212,000
Occupancy, equipment and data processing	3,470,000	2,873,000
Marketing and business development	741,000	605,000
Professional services	850,000	486,000
Amortization of core deposit intangible asset	275,000	-
Other operating expenses	1,351,000	874,000
Total noninterest expenses	13,922,000	11,050,000
Income (Loss) before income tax expense	(774,000)	1,190,000
Income tax expense (benefit)	(269,000)	452,000
Net income (loss)	$ (505,000)	$ 738,000
Net income (loss) per common share:		
Basic	$ (0.09)	$ 0.15
Diluted	$ (0.09)	$ 0.14
Weighted average shares outstanding:		
Basic	5,676,000	5,011,000
Diluted	5,676,000	5,107,000

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
December 31, 2005	4,536,452	$9,073,000	$23,263,000	$2,746,000	$(834,000)	$34,248,000
Comprehensive income:						
Net income	-	-	-	738,000	-	738,000
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects	-	-	-	-	174,000	174,000
Total comprehensive income						912,000
Cash dividends paid ($0.12 per share)	-	-	-	(553,000)	-	(553,000)
5% common stock dividend	227,181	454,000	(454,000)	-	-	-
Stock compensation	-	-	12,000	-	-	12,000
Net proceeds from issuance of common stock	19,935	40,000	109,000	-	-	149,000
December 31, 2006	4,783,568	9,567,000	22,930,000	2,931,000	(660,000)	34,768,000
Comprehensive income:						
Net loss	-	-	-	(505,000)	-	(505,000)
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effects	-	-	-	-	624,000	624,000
Total comprehensive income						119,000
Cash dividends paid ($0.09 per share)	-	-	-	(477,000)	-	(477,000)
Common stock split effected in the form of a 5% common stock dividend	277,863	556,000	(558,000)	-	-	(2,000)
Stock compensation	-	-	26,000	-	-	26,000
Net proceeds from issuance of common stock	13,493	27,000	64,000	-	-	91,000
Acquisition of Farnsworth Bancorp, Inc.	768,438	1,537,000	7,246,000	-	-	8,783,000
December 31, 2007	5,843,362	$11,687,000	$29,708,000	$1,949,000	$ (36,000)	$ 43,308,000

See Notes to Consolidated Financial Statements.

Sterling Banks, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net income (loss)	$ (505,000)	$ 738,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment	1,020,000	913,000
Provision for loan losses	401,000	605,000
Net amortization of purchase premiums and discounts on securities	49,000	87,000
Net amortization of core deposit intangible	275,000	-
Stock compensation	26,000	12,000
Realized gain on sales of securities available-for-sale	(5,000)	-
Realized (gain) loss on sales of equipment	(6,000)	30,000
Deferred income tax benefit	(269,000)	(386,000)
Proceeds from sale of loans held for sale	5,500,000	204,479,000
Originations of loans held for sale	(3,920,000)	(165,376,000)
Changes in operating assets and liabilities:		
Increase in accrued interest receivable and other assets	(199,000)	(730,000)
Increase (decrease) in accrued interest payable and other accrued liabilities	(2,260,000)	289,000
Net cash provided by operating activities	107,000	40,661,000
Cash Flows From Investing Activities		
Purchases of securities available-for-sale	(4,595,000)	(7,886,000)
Purchases of securities held-to-maturity	(75,000)	(875,000)
Proceeds from sales of securities available-for-sale	20,416,000	-
Proceeds from maturities of securities available-for-sale	3,000,000	2,000,000
Proceeds from maturities of securities held-to-maturity	875,000	-
Proceeds from principal payments on mortgage-backed securities available-for-sale	2,409,000	3,084,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	1,620,000	2,357,000
Purchases of restricted stock	(2,308,000)	-
Proceeds from sale of restricted stock	1,515,000	440,000
Net (increase) decrease in loans	6,505,000	(17,944,000)
Proceeds from sales of equipment	29,000	85,000
Purchases of premises and equipment	(1,701,000)	(1,867,000)
Cash acquired in acquisition, net of cash paid	3,096,000	-
Net cash provided by (used in) investing activities	30,786,000	(20,606,000)
Cash Flows From Financing Activities		
Net proceeds from issuance of common stock	91,000	149,000
Dividends paid	(477,000)	(553,000)
Net decrease in deposits	(52,054,000)	(5,121,000)
Proceeds from issuance of subordinated debentures	6,186,000	-
Proceeds from Federal Home Loan Bank Advances	10,500,000	-
Repayment of Federal Home Loan Bank Advances	(6,293,000)	(9,756,000)
Net cash used in financing activities	(42,047,000)	(15,281,000)
Increase (Decrease) in cash and cash equivalents	(11,154,000)	4,774,000
Cash and Cash Equivalents, beginning	22,942,000	18,168,000
Cash and Cash Equivalents, ending	$ 11,788,000	$ 22,942,000
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest on deposits and borrowed funds	$ 13,311,000	$ 10,272,000
Income taxes	$ 175,000	$ 685,000

See Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Sterling Banks, Inc. is a bank holding company headquartered in Mount Laurel, NJ. Through its subsidiary, Sterling Banks, Inc. provides individuals, businesses and institutions with commercial and retail banking services, principally in loans and deposits. Sterling Banks, Inc. was incorporated under the laws of the State of New Jersey on February 28, 2006 for the sole purpose of becoming the holding company of Sterling Bank (the "Bank").

The Bank is a commercial bank, which was incorporated on September 1, 1989, and commenced operations on December 7, 1990. The Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has ten other full service branches. The Bank's primary deposit products are checking, savings and term certificate accounts, and its primary loan products are consumer, residential mortgage and commercial loans.

The accounting and financial reporting policies of the Sterling Banks, Inc. and Subsidiary (the "Company") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Financial Statements: The financial statements include the accounts of Sterling Banks, Inc. and its wholly-owned subsidiary, Sterling Bank. Sterling Banks Capital Trust I is a wholly-owned subsidiary but, in accordance with Financial Accounting Interpretation No. 46, *Consolidation of Variable Interest Entities*, is not consolidated because it does not meet the requirements. All significant inter-company balances and transactions have been eliminated.

Investment Securities: Investment securities are classified under one of the following categories at the date of purchase: "Held-to-Maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "Available-for-Sale" and accounted for at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity; or "Trading" and accounted for at fair value, with unrealized gains and losses reported as a component of net income. Classification is reassessed at each balance sheet date. The Company has not held and does not intend to hold trading securities.

At December 31, 2007 and 2006, the Company has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Company's asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as "available-for-sale" and are carried at fair value, with any unrealized gains or temporary losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2007 and 2006, the Company reported investments in securities, which were carried at cost, adjusted for amortization of premiums and accretion of discounts. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as "held-to-maturity."

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that the Company would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts, computed by using the interest method over their contractual lives, are recognized in interest income. Gains and losses on the sale of such securities are accounted for on the specific identification basis.

Restricted Stock: Restricted stock includes investments in the common stocks of the Federal Reserve Bank of Philadelphia, the Federal Home Loan Bank of New York, and the Atlantic Central Bankers Bank, for which no markets exists and, accordingly, are carried at cost.

Loans: The Company originates residential mortgage, commercial and consumer loans to customers located principally in Burlington County and Camden County in southern New Jersey. The ability of the Company's debtors to honor their contracts is dependent upon general economic conditions in this area, including the real estate market, employment conditions and the interest rate market.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on residential mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of changes in the nature and volume of the loan portfolio, overall portfolio quality and historical experience, review of specific problem loans, adverse situations which may affect borrowers' ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Bank to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their judgments of information available to them at the time of their examination. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual residential mortgage and consumer loans for impairment disclosures.

<u>Loans Held for Sale</u>: Loans held for sale consist of student loans generated from an agreement the Company has with SLM Corporation. The Company funds loans made by SLM to students for a period of 30 to 45 days. SLM is contractually obligated to purchase the loans at face value, plus accrued interest, within 45 days. Loans held for sale are recorded at the lower of aggregate cost or estimated fair value. Interest income is accrued on the unpaid principal balance.

<u>Concentration of Credit Risk</u>: The Company's loans are generally to diversified customers in Burlington County and Camden County, New Jersey. The concentrations of credit by type of loan are set forth in Note 5. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the cash flow or proceeds from the sale of selected assets of the borrower.

Mortgage-backed securities held by the Company generally consist of certificates that are guaranteed by an agency of the United States government.

<u>Segment Reporting</u>: The Company operates one reporting segment of business, "community banking." Through its community banking segment, the Company provides a broad range of retail and commercial banking services.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Interest Rate Risk: The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed funds, to make commercial, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for the Company to assume interest rate risk, which results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Impairment of Long-Lived Assets: The Company reviews long-lived assets, including property and equipment and definite lived intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. No impairments have occurred to date.

Goodwill and Other Intangibles Assets: Goodwill, the excess of cost over fair value of net assets acquired of Farnsworth Bancorp, Inc. (Note 2), amounted to approximately $11.7 million at December 31, 2007. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *"Goodwill and Other Intangible Assets"*. Goodwill is subject to annual testing for impairment. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142. The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company performs the required annual impairment test during the fourth quarter of each year. Step one of the impairment test in 2007 indicated that goodwill was not impaired.

Other intangible assets, which consist of core deposit intangibles, totaled approximately $3.2 million at December 31, 2007. This amount is amortized over its estimated useful life (ten years) and is also subject to impairment testing.

Income Taxes: Deferred income taxes arise principally from the difference between the income tax basis of an asset or liability, and its reported amount in the financial statements, at the statutory income tax rates expected to be in effect when the taxes are actually paid or recovered. Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion of the net deferred tax assets may not be realized.

Note 1. Description of business and summary of significant accounting policies (Continued)

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for 2007 and 2006 are as follows:

	2007	2006
Unrealized holding gains on available-for-sale securities	$ 1,045,000	$ 290,000
Reclassification adjustment for gains realized in income	(5,000)	-
Net unrealized gains	1,040,000	290,000
Tax effect	(416,000)	(116,000)
Net-of-tax amount	$ 624,000	$ 174,000

Statement of Cash Flows: For the purpose of the statement of cash flows, cash equivalents are defined as cash and due from banks and other short-term investments with an original maturity, when purchased, of ninety days or less. For the purposes of the statement of cash flows, the change in loans and deposits are shown on a net basis.

Earnings Per Common Share: Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year. Certain options to purchase common stock were excluded from the 2007 computation because of the net loss incurred and the 2006 computation because the exercise prices of such options were greater than the average market price of the Company's common stock during the period. The Company uses the treasury stock method in calculating diluted earnings per common share. Both basic and diluted earnings per share computations give retroactive effect to stock splits or dividends declared. Earnings per common share have been computed based on the following for the years ended December 31, 2007 and 2006:

	2007	2006
Net income (loss)	$ (505,000)	$ 738,000
Average number of common shares outstanding	5,676,000	5,011,000
Effect of dilutive options	-	96,000
Average number of common shares outstanding used to calculate diluted earnings per common share	5,676,000	5,107,000

Note 1. Description of business and summary of significant accounting policies (Continued)

Stock-Based Employee Compensation: The Company has a stock-based employee compensation plan which is more fully described in Note 15. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 123 *Share-Based Payment* (Revised 2004)("SFAS 123R") utilizing the modified prospective approach. SFAS 123R generally requires that the Company record compensation expense equal to the fair value of all equity-based compensation over the vesting period of each award. Under the modified prospective transition method, the Company is required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. In accordance with the modified prospective method, the Company did not restate prior period results. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards.

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The principal estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses, the valuation of goodwill and other intangible assets, the valuation of deferred tax assets and the fair value disclosures of financial instruments.

Recent Accounting Pronouncements:

FIN 48 Accounting for Uncertainty in Income Taxes and Related Interpretation Issues

In July 2006, FASB published FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes and Related Interpretation Issues*" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). According to the terms of FIN 48, the financials will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without time values. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company. The Company did not recognize interest or penalties related to income tax during the period ended December 31, 2007 and did not accrue for interest or penalties as of December 31, 2007. The Company does not have an accrual for uncertain tax positions as of December 31, 2007. Tax returns for all years 2004 and thereafter are subject to future examination by tax authorities.

Note 1. Description of business and summary of significant accounting policies (Continued)

Statement No. 157 Fair Value Measurements ("SFAS No. 157")

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159")

In February 2007, the FASB issued SFAS No. 159, which permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Statement No. 141R, Business Combinations, and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 141R and SFAS No. 160. These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. These Statements are effective for the Company beginning on January 1, 2009. The Company is currently evaluating the provisions of FAS 141R and FAS 160.

Note 2. Business Combination

On March 16, 2007, Farnsworth Bancorp, Inc. ("Farnsworth"), which was the parent company of Peoples Savings Bank, based in Bordentown, New Jersey, merged (the "Merger") with and into the Company, with the Company as the surviving entity. At the same time, Peoples Savings Bank merged (the "Bank Merger", and, together with the Merger, the "Transaction") into the Bank with the Bank as the surviving entity. The Transaction has been accounted for as a purchase and the results of operations of Farnsworth since the acquisition date have been included in the Company's consolidated financial statements. The purchase price of approximately $18.3 million, which consisted of 768,438 shares (806,860 shares as a result of the stock split in 2007) of Company common stock valued at $11.43 per share ($10.89 per share as a result of the stock split in 2007) ($8,783,000) and cash of $9.5 million, was allocated based upon the fair value of the assets and liabilities acquired as follows:

Note 2. Business Combination (Continued)

Loans, net	$74,702,000
Investments	20,785,000
Core deposit intangible asset	3,471,000
Deposits	(105,722,000)
Other, net (including acquired cash and cash equivalents of $12,598,000)	13,320,000
Net fair value of assets acquired	6,556,000
Purchase price, including acquisition costs	18,284,000
Goodwill	$11,728,000

The allocations made are preliminary and such amounts are subject to adjustments as additional analysis is performed or obtained from third party sources. Approximately $3.5 million was allocated to core deposit intangibles at acquisition and is being amortized over a period of ten years. Aggregate amortization expense for intangible assets is estimated at $347,000 for each of the years 2008 through 2012.

Pro forma unaudited operating results for the years ended December 31, 2007 and 2006, giving effect to the Transaction as if it had occurred as of January 1, 2006 are as follows:

	2007	2006
Interest income	$26,739,000	$28,458,000
Interest expense	13,906,000	13,217,000
Net income (loss)	(1,251,000)	396,000
Basic and Diluted EPS	(0.22)	0.07

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments. All adjustments were tax effected. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 2006 or of future results of operations of the consolidated entities.

Note 3. Concentration of Credit Risk

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per account. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these accounts did not have a significant impact on the operations of the Company as of December 31, 2007.

Note 4. Investment Securities

The Company's investment securities as of December 31, 2007 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
U.S. Government agencies and corporations	$29,267,000	$ 45,000	$ (55,000)	$29,257,000
Mortgage-backed securities	11,563,000	42,000	(77,000)	11,528,000
Municipal securities	7,324,000	49,000	(63,000)	7,310,000
Total securities available-for-sale	$48,154,000	$ 136,000	$ (195,000)	$48,095,000
Held-to-maturity				
U.S. Government agencies and corporations	$ 100,000	$ -	$ -	$ 100,000
Mortgage-backed securities	6,754,000	7,000	(64,000)	6,697,000
Total securities held-to-maturity	$ 6,854,000	$ 7,000	$ (64,000)	$ 6,797,000

The Company's investment securities as of December 31, 2006 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
U.S. Government agencies and corporations	$30,263,000	$ 11,000	$ (715,000)	$29,559,000
Mortgage-backed securities	13,856,000	14,000	(301,000)	13,569,000
Municipal securities	4,507,000	-	(109,000)	4,398,000
Total securities available-for-sale	$48,626,000	$ 25,000	$ (1,125,000)	$47,526,000
Held-to-maturity				
U.S. Government agencies and corporations	$ 25,000	$ -	$ -	$ 25,000
Mortgage-backed securities	8,392,000	1,000	(206,000)	8,187,000
Municipal securities	875,000	-	-	875,000
Total securities held-to-maturity	$ 9,292,000	$ 1,000	$ (206,000)	$ 9,087,000

The amortized cost and estimated market value of debt securities at December 31, 2007 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity schedule.

Note 4. Investment Securities (Continued)

	December 31, 2007			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Maturing within one year	$ 4,900,000	$ 4,874,000	$ 100,000	$ 100,000
Maturing after one year, but within five years	23,367,000	23,372,000	-	-
Maturing after five years, but within ten years	2,271,000	2,257,000	-	-
Maturing after ten years	6,053,000	6,064,000	-	-
Mortgage-backed securities	11,563,000	11,528,000	6,754,000	6,697,000
Total securities	$48,154,000	$48,095,000	$6,854,000	$6,797,000

Proceeds from sales of investment securities available-for-sale during 2007 were $20,416,000. Gross gains of $5,000 were realized on those transactions. Realized gains and losses are determined on the specific identification method and are included in noninterest income. There were no sales of investment securities in 2006.

Securities with a carrying value of $16,440,000 and $12,302,000 were pledged to secure public deposits and Federal Home Loan Bank advances at December 31, 2007 and 2006, respectively.

Included in "Interest and dividends on securities" in the Statements of Operations was $198,000 and $172,000 of tax-exempt interest income for 2007 and 2006, respectively.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2007 is as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:				
U.S. Government agencies and corporations	$ -	$ -	$ 15,240,000	$ (55,000)
Mortgage-backed securities	1,084,000	(3,000)	6,444,000	(74,000)
Municipal securities	-	-	3,614,000	(63,000)
	1,084,000	(3,000)	25,298,000	(192,000)
Held-to-maturity:				
Mortgage-backed securities	-	-	5,700,000	(64,000)
Total temporarily impaired securities	$ 1,084,000	$ (3,000)	$ 30,998,000	$ (256,000)

Note 4. Investment Securities (Continued)

At December 31, 2007, 16 U.S. Government agencies and corporations, 36 mortgage-backed securities and 5 municipal securities were in an unrealized loss position. Of those, 52 securities were in an unrealized loss position for one year or more. Management believes that the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer. This factor, coupled with the fact the Company has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2006 is as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:				
U.S. Government agencies and corporations	$ -	$ -	$ 26,548,000	$ (715,000)
Mortgage-backed securities	-	-	11,358,000	(301,000)
Municipal securities	528,000	(2,000)	3,568,000	(107,000)
	528,000	(2,000)	41,474,000	(1,123,000)
Held-to-maturity:				
Mortgage-backed securities	-	-	7,891,000	(206,000)
Total temporarily impaired securities	$ 528,000	$ (2,000)	$ 49,365,000	$ (1,329,000)

Note 5. Loans

The composition of net loans as of December 31, 2007 and 2006 are as follows:

	2007	2006
Commercial	$ 195,233,000	$ 167,581,000
Consumer	55,186,000	48,018,000
Residential mortgage	61,791,000	27,684,000
Total loans	312,210,000	243,283,000
Less: allowance for loan losses	(2,891,000)	(1,760,000)
Net loans	$ 309,319,000	$ 241,523,000

Note 6. Loans to Related Parties

Loans to related parties include loans made to executive officers, directors and their affiliated interests. Management believes that the Company has not entered into any transactions with these individuals or entities that were less favorable to the Company than they would have been for similar transactions with other borrowers.

Note 6. Loans to Related Parties (Continued)

An analysis of the activity in related party loans for 2007 and 2006 is as follows:

		2007		2006
Balance, beginning of year	$	4,899,000	$	4,870,000
Additions		3,713,000		3,118,000
Payments		(3,295,000)		(3,089,000)
Reclassification as non-related party		(1,049,000)		-
Balance, end of year	$	4,268,000	$	4,899,000

At December 31, 2007 and 2006, these loans are current as to payment of principal and interest.

In addition, the Company has financial instruments with off-balance sheet risk with certain related parties including loan commitments made to executive officers, directors and their affiliated interests. As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $1,967,000 and $1,761,000, respectively. Standby letters of credit were approximately $242,000 and $290,000 as of December 31, 2007 and 2006, respectively. These amounts are included in loan commitments and standby letters of credit (Note 8).

Note 7. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2007 and 2006 are as follows:

		2007		2006
Balance, beginning of year	$	1,760,000	$	1,154,000
Provision for loan losses		401,000		605,000
Loans charged off		(300,000)		(1,000)
Recoveries of loans previously charged off		12,000		2,000
Allowance for credit losses in acquired bank		1,018,000		-
Balance, end of year	$	2,891,000	$	1,760,000

The Company identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. Payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, in which event payments received are recorded as a reduction of principal. At December 31, 2007 and 2006, the carrying value of impaired loans was $7,031,000 and $3,759,000, respectively. The average recorded investment in impaired loans during 2007 and 2006 was $5,059,000 and $698,000, respectively. Such loans are valued based on the present value of expected future cash flows discounted at the loans' effective interest rates and/or the fair value of collateral if a loan is collateral dependent. Specific allocations of $338,000 and $0 were included in the allowance for loan losses at December 31, 2007 and 2006, respectively, for these loans. At December 31, 2007 and 2006, loans past due 90 days or more and still accruing interest were $2,644,000 and $178,000, respectively. Total non-accruing loans were $4,538,000 and $268,000 at December 31, 2007 and 2006, respectively. Interest income on impaired loans amounted to $83,000 in 2007 and $20,000 in 2006.

Note 8. Loan Commitments and Standby Letters of Credit

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit, which are conditional commitments issued by the Company to guarantee the performance of an obligation of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in extending loans, and are subject to the Company's normal credit policies. Collateral may be obtained based on management's credit assessment of the customer. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments.

As of December 31, 2007 and 2006, commitments to extend credit and unused lines of credit amounted to approximately $57,624,000 and $56,131,000, respectively, and standby letters of credit were approximately $5,161,000 and $5,720,000, respectively. During 2007 and 2006, the majority of these commitments and standby letters of credit were at a variable rate of interest.

Such commitments generally have fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 9. Company Premises and Equipment

Company premises and equipment at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Land	$ 1,364,000	$ 1,004,000
Premises and improvements	9,078,000	6,285,000
Furniture and equipment	4,620,000	4,141,000
Total premises and equipment, at cost	15,062,000	11,430,000
Less: accumulated depreciation and amortization	(5,311,000)	(4,508,000)
Premises and equipment, net	$ 9,751,000	$ 6,922,000

The estimated useful lives for calculating depreciation and amortization on furniture and equipment are between three and seven years. Premises and leasehold improvements are depreciated over the lesser of the economic life or the term of the related lease, generally ranging from three to twenty-five years.

The Company leases certain of its branches under various operating leases expiring through 2027. The Company is required to pay operating expenses for all leased properties. At December 31, 2007, the required future minimum rental payment under these leases is as follows:

Note 9. Company Premises and Equipment (Continued)

Years Ending December 31,		
2008	$	641,000
2009		581,000
2010		593,000
2011		609,000
2012		604,000
Thereafter		4,554,000
	$	7,582,000

Rent expense was $714,000 and $610,000 in 2007 and 2006, respectively.

Note 10. Deposits

Deposits at December 31, 2007 and 2006 consisted of the following:

		2007		2006
Demand deposits, noninterest-bearing	$	37,246,000	$	39,021,000
Demand deposits, interest-bearing		59,207,000		48,593,000
Savings deposits		45,791,000		27,195,000
Time deposits of $100,000 or more		39,151,000		34,197,000
Other time deposits		167,563,000		146,284,000
Total deposits	$	348,958,000	$	295,290,000

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Years Ending December 31,		
2008	$	185,081,000
2009		16,890,000
2010		3,844,000
2011		516,000
2012		383,000
	$	206,714,000

Interest expense on time deposits of $100,000 or more was approximately $2,087,000 and $1,716,000 for the years ended December 31, 2007 and 2006, respectively.

Note 11. Borrowed Funds and Availability Under Lines of Credit

The Company is a member of the Federal Home Loan Bank of New York. Such membership permits the Company to obtain funding in the form of advances. At December 31, 2007 and 2006, there were $10,500,000 and $5,885,000, respectively, in advances outstanding.

Note 11. Borrowed Funds and Availability Under Lines of Credit (Continued)

Borrowed funds outstanding at December 31, 2007 mature in 2008 ($9,500,000) and 2009 ($1,000,000) and bear interest at fixed rates ranging from 3.61% to 4.06%.

Federal Home Loan Bank of New York advances require the Company to provide collateral, which may be in the form of a blanket lien on the Company's assets or through a pledge, assignment, or delivery of specific assets. At December 31, 2007 and 2006, investment securities with a carrying value of $12,075,000 and $6,775,000 were pledged, assigned, and delivered as collateral for outstanding advances. These advances cannot be prepaid without penalty. The agreement also requires that the Company maintain a certain percentage of its assets in home mortgage assets, which may include mortgage-backed securities, and that the Company purchase a certain amount of Federal Home Loan Bank of New York common stock. Both requirements follow formulas established by the Federal Home Loan Bank of New York.

On May 1, 2007, Sterling Banks Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $6.2 million of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly after five years at the three month LIBOR plus 1.70% and was 6.744% as of December 31, 2007. Sterling Banks Capital Trust I purchased $6.2 million of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after May 1, 2012 at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier I Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on May 1, 2037. Proceeds of approximately $4.5 million were contributed to paid-in capital of the Bank. The remaining $1.5 million was retained at the Company for future use.

The Company maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. At December 31, 2007 and 2006, the aggregate availability under such lines of credit was $106,691,000 and $87,714,000, respectively. At December 31, 2007 and 2006, there was $9,500,000 and $0, respectively, in such outstanding borrowings.

Note 12. Shareholders' Equity

Sterling Banks, Inc. was incorporated in 2006 for the sole purpose of becoming the holding company for the Bank. At the 2006 Annual meeting of Shareholders held on December 12, 2006, shareholders of the Bank approved a proposal to reorganize the Bank into the holding company form of organization in accordance with a Plan of Acquisition. The Company recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of March 16, 2007, the effective date of the reorganization. All information for periods prior to March 16, 2007 relate to the Bank prior to the reorganization. Pursuant to the Plan of Acquisition, each outstanding share of Sterling Bank was converted into one share of Sterling Banks, Inc. Sterling Banks, Inc. is authorized to issue 15,000,000 shares of common stock, par value $2.00 per share, and 10,000,000 shares of preferred stock, with no par value per share. Options outstanding under Sterling Bank's various stock option Plans were converted into options to purchase shares of Sterling Banks, Inc. on the same terms and conditions.

Note 12. Shareholders' Equity (continued)

The Company paid a cash dividend of $0.03 per common share in February, May and August 2007. The Company paid a quarterly cash dividend of $0.03 per common share in February, May, August and November 2006.

The Company paid a 5% stock dividend in September 2006.

The Company issued a 21 for 20 stock split in September 2007, effected in the form of a 5% common stock dividend.

During 2006, 19,935 stock options were exercised at a range of $6.91 to $10.00 per share. During 2007, 13,493 stock options were exercised at a range of $6.66 to $8.04 per share.

In March 2007, the Company issued 768,438 shares (806,860 shares as a result of the stock split in 2007) of common stock in connection with the acquisition of Farnsworth Bancorp, Inc. (Note 2).

Note 13. Income Taxes

The net deferred tax asset, which is included in "Accrued interest receivable and other assets", at December 31, 2007 and 2006, includes the following:

	2007		2006	
Deferred tax assets	$	3,282,000	$	1,168,000
Deferred tax liabilities		(1,585,000)		(237,000)
Net deferred tax asset	$	1,697,000	$	931,000

Income tax expense (benefit) for the years ended December 31, 2007 and 2006 consisted of the following:

	2007		2006	
Current tax expense				
Federal	$	-	$	592,000
State		-		246,000
Deferred tax benefit		(269,000)		(386,000)
	$	(269,000)	$	452,000

Income tax expense differs from the expected statutory expense principally due to non-taxable interest income earned by the Company. A reconciliation of the Company's effective income tax rate with the Federal rate for 2007 and 2006 is as follows:

Note 13. Income Taxes (Continued)

		2007		2006
Tax expense (benefit) at statutory rate (35%)	$	(271,000)	$	417,000
Tax free interest income		(69,000)		(62,000)
Permanent differences and other, net		133,000		(15,000)
State income taxes, net of federal tax benefit		(70,000)		124,000
Benefit of income taxed at lower rates		8,000		(12,000)
	$	(269,000)	$	452,000

The tax effects of temporary differences between the book and tax basis of assets and liabilities which give rise to the Company's net deferred tax asset are as follows:

		2007		2006
Allowance for loan losses	$	1,057,000	$	721,000
Net operating loss carryforwards		1,668,000		-
Core deposit intangible and loan premium		(907,000)		-
Securities available-for-sale		24,000		440,000
Other		(74,000)		(163,000)
Property and equipment		(71,000)		(67,000)
Net deferred tax asset	$	1,697,000	$	931,000

In 2007, deferred taxes in the amount of $913,000 were acquired in the Merger described in Note 2.

Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management estimates that it is probable that all of the net deferred tax asset will be realized. However, the amount of the net deferred tax asset considered realizable could be reduced if estimates of future taxable income in the foreseeable future are reduced.

At December 31, 2007, the Company had a $2,700,000 net operating loss carry forward available which expires in 2027. In addition, the Company has federal and state net operating loss carryforwards of approximately $1,300,000 and $2,500,000, respectively, which are subject to certain income tax limitations.

Note 14. Regulatory Matters

Capital Ratios: The Bank is subject to various regulatory capital requirements administered by the federal banking Agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Note 14. Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2007, we believe the Bank is *well capitalized* under the regulatory framework for prompt correction action. To be categorized as *well capitalized* the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

At December 31, 2007, the Bank's actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital										
(To Risk Weighted Assets)	$ 35,923,000	11.13%	≥	$ 25,824,000	≥	8.0%	≥	$ 32,280,000	≥	10.0%
Tier 1 Capital										
(To Risk Weighted Assets)	$ 32,957,000	10.21%	≥	$ 12,912,000	≥	4.0%	≥	$ 19,368,000	≥	6.0%
Tier 1 Capital										
(to Average Assets)	$ 32,957,000	8.28%	≥	$ 15,926,000	≥	4.0%	≥	$19,907,000	≥	5.0%

At December 31, 2006, the Bank's actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital										
(To Risk Weighted Assets)	$ 37,263,000	13.77%	≥	$ 21,649,000	≥	8.0%	≥	$ 27,062,000	≥	10.0%
Tier 1 Capital										
(To Risk Weighted Assets)	$ 35,428,000	13.09%	≥	$ 10,825,000	≥	4.0%	≥	$ 16,237,000	≥	6.0%
Tier 1 Capital										
(to Average Assets)	$ 35,428,000	10.39%	≥	$ 13,634,000	≥	4.0%	≥	$17,043,000	≥	5.0%

Restriction on the Payment of Dividends: Certain limitations exist on the availability of the Company's undistributed net assets for the payment of cash dividends without prior approval from regulatory authorities. During 2007 and 2006, cash dividends were declared and paid in the amount of $477,000 and $553,000, respectively.

Note 15. Benefit Plans

Savings Plan: The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for its eligible employees. Under the Plan, employee contributions, up to 6% of gross salary, are matched in part at the discretion of the Company. Employee and matching contributions are immediately vested. During 2007 and 2006, the Company made approximately $107,000 and $98,000, respectively, in matching contributions. The Company may elect to make an additional discretionary profit sharing contribution to the Plan each calendar year. Such contributions would be vested based on length of credited service. No discretionary contributions were made in 2007 or 2006.

Stock Option Plan: All stock option amounts and prices included in the following discussion have been adjusted for all stock dividends or splits through December 31, 2007 (Note 12).

In 1994, the shareholders approved the Sterling 1994 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 4,013 shares of common stock.

In 1998, the shareholders approved the Sterling 1998 Employee Stock Option Plan and the Sterling 1998 Director Stock Option Plan (collectively the "Plans"). The Plans are qualified as an "incentive stock option plan" under Section 422 of the Internal Revenue Code. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 96,121 shares of common stock for the Employee Plan and 62,053 shares of common stock for the Director Plan.

In 2003, the shareholders approved the Sterling 2003 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by the Compensation Committee of the Board of Directors is an aggregate of 355,997 shares of common stock for this Plan.

Information regarding stock options outstanding at December 31, 2007 and 2006 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2005	423,516	$ 8.21		
Granted	68,548	$ 10.57		
Expired/terminated	(15,035)	$ 9.53		
Exercised	(19,935)	$ 7.85		
Outstanding, December 31, 2006	457,094	$ 8.54		
Granted	83,881	$ 7.70		
Expired/terminated	(9,314)	$ 9.66		
Exercised	(13,493)	$ 6.77		
Outstanding, December 31, 2007	518,168	$ 8.43	6.0	$ 39,000
Exercisable at December 31, 2007	373,043	$ 8.24	4.7	$ 39,000

Note 15. Benefit Plans (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $32,000 and $67,000, respectively. During 2007 and 2006, the number of options that vested was 6,804 and 0 options, respectively.

A summary of unvested stock options outstanding at December 31, 2007 is as follows:

	Shares		Weighted Average Grant Date Fair Value
Unvested stock options:			
Outstanding at January 1, 2006	-	$	-
Granted	70,548	$	3.38
Exercised/forfeited	-	$	-
Outstanding at December 31, 2006	70,548	$	3.38
Granted	83,881	$	2.53
Vested	(6,804)	$	3.38
Exercised/forfeited	(2,500)	$	3.61
Outstanding at December 31, 2007	145,125	$	2.97

The weighted average grant date fair value of options granted during 2007 and 2006 was $2.53 and $3.38, respectively.

In January 2006, the Company adopted FASB Statement No. 123(R). All outstanding stock options as of January 1, 2006 were fully vested and therefore no compensation expense was recognized during the years ended December 31, 2007 and 2006 for such options. During 2007 and 2006, the Company granted 83,881 and 70,548 options, respectively, with an average exercise price of $7.70 and $10.56, respectively, to employees that vest in equal annual installments over ten years. The Company recognized $26,000 and $12,000 in compensation costs in 2007 and 2006, respectively, related to these stock options. The Company used an option pricing model in determining actual compensation cost for 2007 and 2006, respectively. The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Expected volatility of the Company's stock price was based on historical volatility over the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of grant. The expected dividend yield is the projected annual yield based on the grant date stock price. The weighted average estimated value per option was $2.53 in 2007 and $3.38 in 2006. The fair values of options granted in 2007 and 2006 were estimated at the date of grant based on the following assumptions: risk free interest rate of 5%, volatility of 20%, expected life of options of 8 years and expected dividend yield of 1.0%.

As of December 31, 2007, there was approximately $413,000 of total unrecognized compensation cost related to stock option awards which is expected to be recognized over a weighted average period of 9.2 years. The 83,881 options granted during 2007 remain unvested at December 31, 2007. Of the 70,548 options granted in 2006, 61,243 remain unvested at December 31, 2007.

Note 16. Commitments and Contingencies

The Company has entered into "change in control" agreements with certain key members of management, which provide for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is from time to time a party to routine litigation in the normal course of its business. Management does not believe that the resolution of this litigation will have a material adverse effect on the financial condition or results of operations of the Company. However, the ultimate outcome of any such litigation, as with litigation generally, is inherently uncertain and it is possible that some litigation matters may be resolved adversely to the Company. At December 31, 2007, the Company was not a party to any material legal proceedings.

Note 17. Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value.

Cash and Cash Equivalents: The carrying amounts of cash and federal funds sold approximate fair value.

Investment Securities: The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Company's historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

The carrying amounts reported for loans held for sale approximates fair value.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Note 17. Fair Value of Financial Instruments (Continued)

Deposits: In accordance with the SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds: The fair value of borrowings is calculated by discounting scheduled cash flows through the estimated maturity date using current market rates.

Estimated Fair Values: The estimated fair values of the Company's material financial instruments as of December 31, 2007 are as follows:

	Carrying Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 11,554,000	$ 11,554,000
Federal funds sold	$ 234,000	$ 234,000
Investment securities, held-to-maturity	$ 6,854,000	$ 6,797,000
Investment securities, available-for-sale	$ 48,095,000	$ 48,095,000
Restricted stock	$ 2,229,000	$ 2,229,000
Loans held for sale	$ 38,000	$ 38,000
Loans, net of allowance for loan losses	$ 309,319,000	$ 305,332,000
Accrued interest receivable	$ 1,910,000	$ 1,910,000
Financial Liabilities:		
Noninterest-bearing demand deposits	$ 37,246,000	$ 37,246,000
Interest-bearing deposits	$ 311,712,000	$ 312,347,000
Borrowed funds	$ 16,686,000	$ 16,685,000
Accrued interest payable	$ 613,000	$ 613,000

Note 17. Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company's material financial instruments as of December 31, 2006 are as follows:

	Carrying Value	Fair Value
Financial Assets:		
Cash and due from banks	$ 16,064,000	$ 16,064,000
Federal funds sold	$ 6,878,000	$ 6,878,000
Investment securities, held-to-maturity	$ 9,292,000	$ 9,087,000
Investment securities, available-for-sale	$ 47,526,000	$ 47,526,000
Restricted stock	$ 1,436,000	$ 1,436,000
Loans held for sale	$ 1,618,000	$ 1,618,000
Loans, net of allowance for loan losses	$ 241,523,000	$ 236,952,000
Accrued interest receivable	$ 1,551,000	$ 1,551,000
Financial Liabilities:		
Noninterest-bearing demand deposits	$ 39,021,000	$ 39,021,000
Interest-bearing deposits	$ 256,269,000	$ 250,306,000
Borrowed funds	$ 5,885,000	$ 5,863,000
Accrued interest payable	$ 534,000	$ 534,000

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and, as the fair value for these financial instruments is not material, these disclosures are not included above.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount which could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates, and have generally not been considered in the Company's estimates.

Note 18. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2007				
Interest income	$6,476,000	$6,774,000	$6,943,000	$5,641,000
Interest expense	3,291,000	3,533,000	3,646,000	2,733,000
Net interest income	3,185,000	3,241,000	3,297,000	2,908,000
Provision for loan losses	300,000	-	45,000	56,000
Income before income tax expense (benefit)	(774,000)	(142,000)	10,000	(63,000)
Income tax expense (benefit)	(215,000)	(48,000)	8,000	(14,000)
Net income (loss)	(364,000)	(94,000)	2,000	(49,000)
Net income (loss) per common share:				
Basic	$(0.06)	$(0.02)	$0.00	$(0.01)
Diluted	$(0.06)	$(0.02)	$0.00	$(0.01)

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2006				
Interest income	$5,641,000	$5,606,000	$5,666,000	$5,633,000
Interest expense	2,735,000	2,635,000	2,541,000	2,441,000
Net interest income	2,906,000	2,971,000	3,125,000	3,192,000
Provision for loan losses	470,000	45,000	45,000	45,000
Income before income tax expense (benefit)	(382,000)	482,000	474,000	616,000
Income tax expense (benefit)	(145,000)	183,000	180,000	234,000
Net income (loss)	(237,000)	299,000	294,000	382,000
Net income (loss) per common share:				
Basic	$(0.04)	$0.06	$0.05	$0.08
Diluted	$(0.05)	$0.06	$0.05	$0.08

Note 19. Parent Company Only Financial Statements

Condensed financial information of the parent company (Sterling Banks, Inc.) only is presented in the following three tables:

Balance Sheet

	December 31, 2007
Assets	
Due from bank subsidiary	$ 1,478,000
Investment in subsidiary	48,031,000
Other assets	31,000
Total assets	$49,540,000
Liabilities and Shareholders' Equity	
Subordinated debentures	$ 6,186,000
Other liabilities	46,000
Shareholders' equity	43,308,000
Total liabilities and shareholders' equity	$49,540,000

Statement of Operations

	Period March 16, 2007 Through December 31, 2007
Income	
Dividends from subsidiaries	$604,000
Total income	604,000
Expenses	
Interest on subordinated debentures	278,000
Other expenses	355,000
Total expenses	633,000
Loss before income tax benefit	(29,000)
Income tax benefit	(27,000)
Equity in undistributed loss of subsidiary	(503,000)
Net loss	$ (505,000)

Note 19. Parent Company Only Financial Statements (Continued)

Statement of Cash Flows

	Period March 16, 2007 Through December 31, 2007
Cash Flows From Operating Activities	
Net loss	$ (505,000)
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock compensation	20,000
Equity in undistributed loss of subsidiary	503,000
Changes in operating assets and liabilities:	
Increase in accrued interest receivable and other assets	(31,000)
Increase in accrued interest payable and other accrued liabilities	46,000
Net cash provided by operating activities	33,000
Cash Flows From Investing Activities	
Payments for investment in subsidiaries	(4,407,000)
Net cash used in investing activities	(4,407,000)
Cash Flows From Financing Activities	
Dividends paid	(334,000)
Proceeds from issuance of subordinated debentures	6,186,000
Net cash provided by financing activities	5,852,000
Increase in cash and cash equivalents	1,478,000
Cash and Cash Equivalents, beginning	-
Cash and Cash Equivalents, ending	$ 1,478,000

STERLING BANKS, INC.

BOARD OF DIRECTORS

A. Theodore Eckenhoff
CHAIRMAN

Howard E. Needleman
VICE CHAIRMAN

S. David Brandt, Esq.
Jeffrey Dubrow
Benjamin D. Goldman, Esq.
R. Scott Horner
James L. Kaltenbach, M.D.
Robert H. King

G. Edward Koenig, Jr.
John J. Maley, Jr., C.P.A.
Luis G. Rogers
Ronald P. Sandmeyer
Jeffrey P. Taylor, P.E.
James Yoh, Ph.D.

EXECUTIVE OFFICERS

Robert H. King
PRESIDENT
Chief Executive Officer

R. Scott Horner
EXECUTIVE VICE PRESIDENT
Chief Financial Officer

John Herninko
EXECUTIVE VICE PRESIDENT
Senior Loan Officer

Dale F. Braun, Jr.
SENIOR VICE PRESIDENT
Controller

Kimberly A. Johnson
SENIOR VICE PRESIDENT
Corporate Services

Sherri Valentino-Congdon
SENIOR VICE PRESIDENT
Senior Retail Officer

BANK OFFICERS

Letitia Baum
SENIOR VICE PRESIDENT
Private Banking

Nicholas Ricciuti
SENIOR VICE PRESIDENT
Commercial Banking

Dale Adair
VICE PRESIDENT
Commercial Banking

John Beck
VICE PRESIDENT
Retail Banking

Carmen Cucinotta
VICE PRESIDENT
Commercial Banking

Jean Culp
VICE PRESIDENT
Accounting

Kimberly Daniello
VICE PRESIDENT
Human Resources

John C. Evans
VICE PRESIDENT
Technology

Carl A. Lingle
VICE PRESIDENT
Specialized Lending

Mark Lisner
VICE PRESIDENT
Loan Administration

Frederick Lopez
VICE PRESIDENT
Commercial Banking

Christopher Nunn
VICE PRESIDENT
Retail Banking

Carol Anne Peacock
VICE PRESIDENT
Retail Banking

James T. Schaeffer
VICE PRESIDENT
Specialized Lending

T. Scott Smith
VICE PRESIDENT
Commercial Banking

Deborah P. Williams
VICE PRESIDENT
Deposit Operations

Betty Wright
VICE PRESIDENT
Retail Banking

STERLING BANKS, INC.






Bordentown's
325th
Anniversary
Parade




Miss New Jersey
2007

CITY OF BORDENTOWN N.J.
2007-325 YRS.
FOUNDED
1682








Grand Marshall









STERLING BANKS, INC.


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STERLING BANKS, INC.

2007 ANNUAL REPORT

Corporate Address

3100 Route 38

Mount Laurel, New Jersey 08054

(856) 273-5900

(800) 432-5889

Fax (856) 727-0662

Independent Auditors

McGladrey & Pullen LLP

512 Township Line Road

One Valley Square, Suite 250

Blue Bell, PA 19422

Financial Information

R. Scott Horner

Executive Vice President

Common Stock Listing

Sterling Banks, Inc. common stock is traded on NASDAQ Stock Market. The common stock symbol is STBK.

Registrar and Transfer Agent

StockTrans, Inc.

44 West Lancaster Avenue

Ardmore, PA 19003

610-649-7300

END

STERLING BANKS, INC.